Form 20-F/A
period 1995-09-30
GST TELECOMMUNICATIONS INC
filed 1996-05-10
CIK 911522

SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  FORM 20-F/A-2

(Mark One)

/ / Registration statement pursuant to Section 12(b) or (g) of the Securities Exchange Act of 1934 Fee Required or

/X/ Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 Fee Required

         For the fiscal year ended September 30, 1995 or

/ / Transition report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 No Fee Required

For the transition period from _____________ to _______________

Commission file number

                          GST TELECOMMUNICATIONS, INC.
- --------------------------------------------------------------------------------
             (Exact name of registrant as specified in its charter)

- --------------------------------------------------------------------------------
                 (Translation of registrant's name into English)

                                     CANADA
- --------------------------------------------------------------------------------
                 (Jurisdiction of incorporation or organization)

                          1030-999 West Hastings Street
                   Vancouver, British Columbia, Canada V6C 2W2
- --------------------------------------------------------------------------------
                    (Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

                                             Name of each exchange
    Title of each class                      on which registered
    -------------------                      -------------------

   Common Shares, without                    American Stock Exchange
         par value


Securities registered or to be registered pursuant to Section 12(g) of the Act:

- --------------------------------------------------------------------------------
                                (Title of Class)


- --------------------------------------------------------------------------------
                                (Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:


- --------------------------------------------------------------------------------
                                (Title of Class)

         Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

                                             18,700,290 Common Shares
                                             ------------------------

                                             ------------------------


         Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes           /X/                          No      / /           .

         Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17      / /                                     Item 18     /X/

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS
DURING THE PAST FIVE YEARS)

         Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

Yes          / /                               No      / /        .

                       SECURITIES AND EXCHANGE COMMISSION

                                   FORM 20-F/A

                                TABLE OF CONTENTS

                                                                        Page
                                                                        ----

PART II
         Item 18.          Financial Statements                          4
         Item 19.          Financial Statements and Exhibits             5

SIGNATURES                                                               7

                             CURRENCY EXCHANGE RATES

         All dollar amounts stated in this Form 20-F are in U.S. dollars, except where otherwise specifically indicated. The following table sets forth the rates at the end of the indicated period, the average rate during the indicated period based on the last day of each month in the indicated period and the high and low rates for the indicated period, for the Canadian dollar per one U.S. dollar, each expressed in Canadian dollars and based on the noon buying rate in New York City for cable transfers in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York:

                                                                            Year Ended December 31
                                                -----------------------------------------------------------------------------
                                                     1995            1994             1993             1992            1991
                                                -----------      -----------     ------------      -----------     ----------

Rate at end of period                              1.3655          1.4028            1.3275          1.2714           1.1558
Average rate during the period                     1.3687          1.3659            1.2898          1.2143           1.1460
High for the period                                1.4267          1.4028            1.3480          1.2885           1.1645
Low for the period                                 1.3275          1.3273            1.2403          1.1420           1.1203

         On December 29, 1995, the noon buying rate in New York City for cable transfers in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York was C$1.3655= U.S.$1.00.

                                     PART II

ITEM 18.          FINANCIAL STATEMENTS

         List of financial statements filed as part of the annual report:

         CONSOLIDATED FINANCIAL STATEMENTS OF GST TELECOMMUNICATIONS, INC. FOR THE YEAR ENDED SEPTEMBER 30, 1995, THE THIRTEEN
         MONTHS ENDED SEPTEMBER 30, 1994 AND THE YEAR ENDED AUGUST 31,
         1993.

         (i)        Auditors' Report

         (ii)       Consolidated Balance Sheets as at September 30, 1995 and
                    1994

         (iii) Consolidated Statements of Operations and Accumulated Deficit for the year ended September 30, 1995, the thirteen months ended September 30, 1994 and the year ended August 31, 1993

         (iv) Consolidated Statements of Changes in Cash Flows for year ended September 30, 1995, the thirteen months ended September 30, 1994 and the year ended August 31, 1993

         (v)        Notes to Financial Statements

         AUDITED FINANCIAL STATEMENTS OF INTELCOM-GREENSTAR JOINT
         VENTURE

         (i)        Auditor's Report

         (ii) Balance Sheet at September 30, 1994, with comparative figures for 1993

         (iii) Statement of Operations for the year ended September 30, 1994, with comparative figures for period from September 29, 1992 to September 30, 1993

         (iv) Statement of Changes in Financial Position for the year ended September 30, 1994, with comparative figures for period from September 30, 1992 to September 30, 1993

         (v)        Notes to Financial Statements

         (vi)       Auditor's Report

         (vii)      Balance Sheet at September 30, 1993

         (viii) Statement of Operations and Accumulated Deficit from the date of inception on September 29, 1992 to September 30, 1993

         (ix) Statement of Changes in Financial Position from the date of inception on September 29, 1992 to September 30, 1993

         (x)        Notes to Financial Statements

ITEM 19.            FINANCIAL STATEMENTS AND EXHIBITS

         List of exhibits filed as part of the annual report.

         1.1        Bylaws of the Registrant, as amended to date.

         1.2 Amended and Restated Credit Agreement dated as of April 26, 1995, by and between GST Pacific Lightwave, Inc. and Tomen America Inc.

         1.3 Restated and Amended Shareholder Agreement, effective as of June 21, 1994, restated and amended as of June 1, 1995, by and among the Registrant, GST USA, Inc., Pacwest Network L.L.C., John Warta, Clifford V. Sander and GST Telecom Inc.

         2.1 Stock Purchase Agreement dated as of May 1, 1995, by and between GST Net, Inc. and Stanley M. Nolte.

         2.2 Placement Agreement dated December 14, 1995, by and among the Registrant, GST USA, Inc., the Specified Subsidiaries named therein and Morgan Stanley and Co.
                    Incorporated.

         2.3 Senior Notes Indenture dated as of December 19, 1995, by and among GST USA, Inc., the Registrant and United States Trust Registrant of New York.

         2.4 Convertible Notes Indenture dated as of December 19, 1995, by and among the Registrant, GST USA, Inc. and United States Trust Registrant of New York.

         2.5 Senior Notes Registration Rights Agreement dated December 19, 1995, by and among GST USA, Inc., the Registrant, the Specified Subsidiaries named therein and Morgan Stanley & Co. Incorporated.

         2.6 Convertible Notes Registration Rights Agreement dated December 19, 1995, by and among GST USA, Inc., the Registrant, the Specified Subsidiaries named therein and Morgan Stanley & Co. Incorporated.

        *2.7        Consent of KPMG Peat Marwick LLP.

    *2.8            Consent of KPMG Peat Marwick Thorne.

    *2.9            Consent of KPMG Peat Marwick Thorne.


- -----------------
* Filed herewith

         See Item 18 "Financial Statements" for list of the Registrant's Financial Statements filed herewith.

                                   SIGNATURES

         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing this Form 20-F/A-2 and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                        GST TELECOMMUNICATIONS, INC.
                                        ----------------------------
                                            (Registrant)


                                        /s/ Robert H. Hanson
                                        --------------------
                                             (Signature)


Date: May 6, 1996                               Robert H. Hanson
                                        -------------------------
                                             Chief Financial Officer

                   INDEX OF FINANCIAL STATEMENTS AND SCHEDULES

AUDITED CONSOLIDATED FINANCIAL STATEMENTS OF GST
TELECOMMUNICATIONS, INC.

Auditors' Reports.......................................................F-2

Consolidated Balance Sheets as at
September 30, 1995 and 1994.............................................F-4
Consolidated Statements of Operations and
Accumulated Deficit for the year ended
September 30, 1995, the thirteen months
ended September 30, 1994 and the year
ended August 31, 1993...................................................F-5

Consolidated Statements of Changes in Cash
Flows for the year ended September
30, 1995, the thirteen months
ended September 30, 1994 and the
year ended August 31, 1993..............................................F-7

Notes to Consolidated Financial Statements..............................F-8

AUDITED FINANCIAL STATEMENTS OF INTELCOM-GREENSTAR JOINT VENTURE

Auditor's Report........................................................F-36

Balance Sheet at September 30, 1994, with comparative
figures for 1993........................................................F-37

Statement of Operations for the year
ended September 30, 1994, with comparative
figures for period from September 29, 1992
to September 30, 1993...................................................F-38

Statement of Changes in Financial Position
for the year ended September 30, 1994,
with comparative figures for period from
September 29, 1992 to September 30, 1993................................F-39

Notes to Financial Statements...........................................F-40

Auditor's Report........................................................F-45

Balance Sheet at September 30, 1993.....................................F-46

Statement of Operations and Accumulated Deficit
from the date of inception on September 29, 1992
to September 30, 1993...................................................F-47

Statement of Changes in Financial Position from
the date of inception on September 29, 1992 to
September 30, 1993......................................................F-48

Notes to Financial Statements...........................................F-49

KPMG PEAT MARWICK LLP
     Suite 2000
     1211 South West Fifth Avenue
     Portland, OR 97204


                          INDEPENDENT AUDITORS' REPORT



The Board of Directors
GST Telecommunications, Inc.:


We have audited the accompanying consolidated balance sheet of GST Telecommunications, Inc. as of September 30, 1995, and the related consolidated statements of operations and accumulated deficit, and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of GST
Telecommunications, Inc. as of September 30, 1995, and the results of its operations and cash flows for the year then ended in conformity with generally accepted accounting principles in the United States.

Accounting principles generally accepted in the United States vary in certain significant respects from accounting principles generally accepted in Canada. Application of accounting principles generally accepted in Canada would have affected results of operations for the year ended September 30, 1995, and shareholders' equity as of September 30, 1995, to the extent summarized in note 13 to the consolidated financial statements.


                              /S/ KPMG PEAT MARWICK LLP

Portland, Oregon
November 17, 1995, except for
     note 12(b) and (c) which are
     as of December 19, 1995 and
     November 20, 1995, respectively

KPMG PEAT MARWICK THORNE                           Telephone No. (604) 691-3000
CHARTERED ACCOUNTANTS                                            (604) 691-3031
BOX 10426
777 DUNSMUIR STREET
VANCOUVER, BC V7Y 1K3
CANADA

AUDITORS' REPORT

To the Board of Directors
GST Telecommunications, Inc.

We have audited the consolidated balance sheet of GST Telecommunications, Inc. as at September 30, 1994, and the consolidated statements of operations and accumulated deficit, and cash flows for the thirteen months ended September 30, 1994 and the year ended August 31, 1993. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at September 30, 1994 and the results of its operations and cash flows for the thirteen months ended September 30, 1994 and the year ended August 31, 1993 in accordance with generally accepted accounting principles in the United States.

Accounting principles generally accepted in the United States vary in certain significant respects from accounting principles generally accepted in Canada. Application of accounting principles generally accepted in Canada would have affected results of operations for the thirteen months ended September 30, 1994 and the year ended August 31, 1993, and the shareholders' equity as at September 30, 1994, to the extent summarized in note 13 to the consolidated financial statements.

/S/ KPMG PEAT MARWICK THORNE

Chartered Accountants
Vancouver, Canada
December 8, 1994

Member Firm of
Klynveld Peat Marwick Goerdeler

                          GST TELECOMMUNICATIONS, INC.

                           Consolidated Balance Sheets

                           September 30, 1995 and 1994


                                   Assets                                          1995                  1994
                                   ------                                          ----                  ----
                                                                                       (In U.S. Dollars)
Current assets:
     Cash and cash equivalents                                                 $    6,024,334      $     4,218,593
     Accounts receivable, net (note 3(c))                                           4,305,666            1,421,314
     Notes receivable (note 3)                                                        606,670            5,211,828
     Marketable securities                                                            870,624              842,608
     Inventory (note 1(e))                                                            387,089              374,512
     Prepaid expenses                                                                 645,223              134,781
                                                                              ---------------       --------------

                                                                                   12,839,606           12,203,636
                                                                              ---------------       --------------

Notes receivable (note 3)                                                             216,912              326,529
Investment in joint ventures (note 4)                                               2,859,017            3,551,590
Property and equipment, net (note 5)                                               36,405,639            4,583,618
Other assets (note 6)                                                              19,681,496            6,034,444
Deferred financing costs, net                                                       1,122,204               69,649
                                                                              ---------------       --------------

                                                                                   60,285,268           14,565,830
                                                                              ---------------       --------------


                                                                               $   73,124,874       $   26,769,466
                                                                               ==============       ==============

                          Liabilities and Shareholders' Equity

Current liabilities:
     Accounts payable                                                          $    9,682,718       $    1,790,674
     Accrued liabilities                                                            3,089,673            1,147,807
     Deferred revenue (note 1(i))                                                     372,630              133,939
     Current portion of capital lease obligations (note 10)                           223,242                   -
     Current portion of long-term debt (note 7)                                       735,517                   -
     Income taxes payable (note 9)                                                    138,685                   -
                                                                              ---------------       -------------

                                                                                   14,242,465            3,072,420
                                                                              ---------------       --------------

Deferred income taxes (note 9)                                                             -                31,401
Deferred compensation (note 11(d))                                                    151,365                   -
Capital lease obligation, less current portion (note 10)                              658,012                   -
Long-term debt, less current portion (note 7)                                      19,088,407                   -
Minority interest                                                                   3,279,188            3,231,128

Commitments and contingencies (notes 8, 10 and 11)

Shareholders' equity:
     Share capital (note 8):
        Authorized - unlimited number of no par common shares; issued and outstanding - September 30, 1995 - 18,700,290 shares,
           September 30, 1994 - 11,910,650 shares                                  50,166,289           22,036,392
     Commitment to issue shares (note 8):
        September 30, 1995 - 336,498 shares,
        September 30, 1994 - 551,536 shares                                         1,494,051            3,038,324
     Accumulated deficit                                                          (15,954,903)          (4,640,199)
                                                                                   ----------       --------------

                                                                                   35,705,437           20,434,517
                                                                              ---------------       --------------


                                                                               $   73,124,874       $   26,769,466
                                                                               ==============       ==============

See accompanying notes to consolidated financial statements.

                          GST TELECOMMUNICATIONS, INC.


                      Consolidated Statements of Operations
                             and Accumulated Deficit

                     Year ended September 30, 1995, thirteen
                       months ended September 30, 1994 and
                                   year ended
                                 August 31, 1993

                                                                                     Thirteen
                                                                Year ended         months ended          Year ended
                                                               September 30,       September 30,         August 31,
                                                                   1995                1994                 1993
                                                                   ----                ----                 ----
                                                                                 (In U.S. Dollars)
Revenues:
     Telecommunication services                           $      11,118,373      $       111,673     $             -
     Product                                                      7,563,087            5,889,699                   -
                                                             --------------         ------------         -----------

                Total revenues                                   18,681,460            6,001,372                   -
                                                             --------------         ------------         -----------

Cost of goods sold:
     Telecommunication services                                  12,198,610              175,699                   -
     Product                                                      3,095,679            2,137,107                   -
                                                             --------------         ------------         -----------

                Total cost of goods sold                         15,294,289            2,312,806                   -
                                                             --------------         ------------         -----------

                Gross profit                                      3,387,171            3,688,566                   -
                                                             --------------         ------------         -----------

Operating expenses:
     General and administration                                   8,880,162            2,936,373              229,384
     Marketing, travel and promotion                              2,493,159            1,016,224              188,941
     Research and development                                     1,270,590              688,966                   -
     Depreciation and amortization                                2,373,912              383,749                   -
                                                             --------------         ------------         -----------

                Loss from operations                            (11,630,652)       (   1,336,746)            (418,325)
                                                                 ----------         ------------         ------------

Other expenses (income):
     Interest income                                               (302,605)            (254,087)            (34,570)
     Interest expense                                               837,850               27,445                   -
     Foreign exchange loss                                            7,365              109,811               54,690
     Loss from joint ventures                                       660,653            1,099,479              383,578
     Write-off of pre-operating costs (note 2(b))                        -               691,131                   -
     Loss on investments                                            526,548                   -                    -
     Miscellaneous                                                  152,657              (23,232)                  -
                                                                 ----------           ----------               -----

                                                                  1,882,468            1,650,547              403,698
                                                             --------------         ------------         ------------

                Loss before minority interest in
                    income (loss) of subsidiary
                    and income tax                              (13,513,120)          (2,987,293)            (822,023)
                                                                 ----------            ---------         ------------

                                                                     (Continued)

                          GST TELECOMMUNICATIONS, INC.

                      Consolidated Statements of Operations
                       and Accumulated Deficit, Continued

                                                                                     Thirteen
                                                                Year ended         months ended          Year ended
                                                               September 30,       September 30,         August 31,
                                                                   1995                1994                 1993
                                                                   ----                ----                 ----
                                                                                 (In U.S. Dollars)
Income tax expense (note 9):
     Current                                              $          70,000      $       487,233     $             -
     Deferred                                                        96,015               14,610                   -
                                                             --------------         ------------         -----------

                                                                    166,015              501,843                   -
                                                             --------------         ------------         -----------

                Loss before minority
                    interest in income (loss) of
                    subsidiaries                                (13,679,135)          (3,489,136)            (822,023)

Minority interest in (income) loss
     of subsidiaries                                              2,364,431               (2,423)                  -
                                                               ------------            ---------               -----

                Loss for the period                             (11,314,704)          (3,491,559)            (822,023)

Accumulated deficit, beginning of period                         (4,640,199)       (   1,148,640)            (326,617)
                                                             --------------         ------------         ------------

Accumulated deficit, end of period                        $     (15,954,903)     $ (   4,640,199)    $     (1,148,640)
                                                                 ==========         ============            =========

Loss per share                                            $           (0.82)     $         (0.35)    $          (0.22)
                                                                    ========             ========            =========

Weighted average common and common
     equivalents shares outstanding                              13,780,796            9,878,704            3,820,780

See accompanying notes to consolidated financial statements.

                          GST TELECOMMUNICATIONS, INC.

                      Consolidated Statements of Cash Flows

                            Year ended September 30,
                              1995, thirteen months
                            ended September 30, 1994
                                 and year ended
                                 August 31, 1993

                                                                                                       Thirteen
                                                                                  Year ended         months ended        Year ended
                                                                                 September 30,       September 30,       August 31,
                                                                                     1995                1994               1993
                                                                                     ----                ----               ----
                                                                                                      (In U.S. Dollars)
Operations:
     Loss for the period                                                         $(11,314,704)      $ (3,491,559)      $   (822,023)
     Items not involving cash:
        Minority interest in income (loss)
           of subsidiary                                                           (2,364,431)             2,423               --
        Loss from joint ventures                                                      660,653          1,099,479            383,578
        Write-off of pre-operating costs                                                 --              691,131               --
        Depreciation and amortization                                               2,823,945            557,269               --
        Deferred income taxes                                                          96,015             14,610               --
        Deferred compensation                                                         151,365               --                 --
        Write-off of other assets                                                     122,160               --                 --
        Issuance of stock for financing commitment                                    100,000               --                 --
        Loss on investments                                                           526,548               --                 --

Changes in non-cash operating working capital:
     Accounts receivable, net                                                      (1,549,358)          (882,275)           (12,557)
     Inventory                                                                        (12,577)          (163,320)              --
     Prepaid expenses                                                                (416,729)          (120,167)           (10,804)
     Accounts payable and accrued liabilities                                       4,173,246          2,349,968             31,718
     Income taxes payable                                                             138,685             16,791               --
     Deferred revenue                                                                 122,580             37,066               --
                                                                                 ------------       ------------       ------------

                Cash provided by (used in) operations                              (6,742,602)           111,416           (430,088)
                                                                                 ------------       ------------       ------------

Investments:
     Acquisition of subsidiaries, net of cash acquired                                206,510         (7,274,089)              --
     Investment in joint ventures                                                        --              (34,647)        (5,000,000)
     Settlement of notes receivable                                                 3,367,276         (5,107,457)              --
     (Purchase) sale of marketable securities                                         848,017           (842,608)              --
     Purchase of fixed assets                                                     (32,093,091)          (906,650)            (3,630)
     Purchase of other assets                                                      (1,829,214)          (579,853)              --
                                                                                 ------------       ------------       ------------

                Cash used in investing activities                                 (29,500,502)       (14,745,304)        (5,003,630)
                                                                                 ------------       ------------       ------------

Financing:
     Proceeds from long-term debt                                                  19,856,663               --                 --
     Principal payments on long-term debt                                            (814,810)          (387,300)              --
     Issuance of share capital, net of issuance costs                              19,244,547         14,563,820         10,116,606
     Deferred debt financing costs                                                   (852,555)           (69,649)              --
     Issuance of subsidiary shares                                                    615,000               --                 --
                                                                                 ------------       ------------       ------------

                Cash provided by financing activities                              38,048,845         14,106,871         10,116,606
                                                                                 ------------       ------------       ------------

                Increase (decrease) in cash and cash equivalents                    1,805,741           (527,017)         4,682,888

Cash and cash equivalents, beginning of period                                      4,218,593          4,745,610             62,722
                                                                                 ------------       ------------       ------------

Cash and cash equivalents, end of period                                         $  6,024,334       $  4,218,593       $  4,745,610
                                                                                 ============       ============       ============

See accompanying notes to consolidated financial statements.

                          GST TELECOMMUNICATIONS, INC.

                   Notes to Consolidated Financial Statements

                           September 30, 1995 and 1994

                                (In U.S. Dollars)

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

   (a) DESCRIPTION OF THE COMPANY

       GST Telecommunications, Inc. (the Company) is a Canadian company in the business of developing, installing, marketing and operating fiber optic and microwave telecommunications networks in the western United States. In addition, the Company provides domestic and international long distance services and manufactures telecommunications switching equipment.

       The consolidated financial statements for the year ended September 30, 1995, the thirteen months ended September 30, 1994 and the year ended August 31, 1993 have been reported in U.S. dollars, the functional currency of the Company. The Company changed its fiscal year-end to September 30 effective in 1994 (note 13).

   (b) BASIS OF CONSOLIDATION

       These consolidated financial statements include the accounts of the Company, its wholly-owned subsidiaries, GST USA, Inc., GST Net, Inc., National Applied Computer Technologies, Inc. (NACT) and International Telemanagement Group, Inc. (ITG), and its 80%-owned subsidiary, GST Telecom, Inc. (GST Telecom). All significant intercompany accounts have been eliminated. (See note 12.)

   (c) CASH AND CASH EQUIVALENTS

       Cash equivalents consist of short-term, highly liquid investments with original maturities of ninety days or less.

   (d) MARKETABLE SECURITIES

       The Company adopted the provisions of Statement of Financial Accounting Standards No. 115, Accounting for Certain Investments in Debt and Equity Securities (Statement 115) at October 1, 1994. Under Statement 115, the Company classifies its debt and marketable equity securities in one of three categories: trading, available-for-sale, or held-to-maturity. Trading securities are bought and held principally for the purpose of selling them in the near term. Held-to-maturity securities are those securities in which the Company has the ability and intent to hold the security until maturity. All other securities not included in trading or held-to-maturity are classified as available-for-sale.


                                                                     (Continued)

                          GST TELECOMMUNICATIONS, INC.

                   Notes to Consolidated Financial Statements

                                (In U.S. Dollars)




       Trading and available-for-sale securities are recorded at fair value. All of the Company's marketable securities, comprised primarily of U.S. Treasury Securities, are classified as available-for-sale and mature in periods ranging from 14 to 21 months. Unrealized holding gains and losses, net of the related tax effect, on available-for-sale securities are excluded from earnings and are reported as a separate component of stockholder's equity until realized. A decline in the market value of any available-for-sale security below cost that is deemed other than temporary is charged to earnings resulting in the establishment of new cost basis for the security. Dividend income is recognized when earned. Realized gains and losses for securities classified as available-for-sale are included in earnings and are derived using the specific-identification method for determining the cost of securities sold. The amortized cost approximated the market value of these securities at September 30, 1995.

       Marketable securities at September 30, 1994 are stated at amortized cost of $842,608.

   (e) INVENTORY

       Inventory is stated at the lower of cost (first-in, first-out) or market (net realizable value) and consists of the following:

                                                 1995         1994
                                                 ----         ----

            Raw materials                       $316,940    $247,139
            Work in process                       70,149      46,508
            Finished goods                          --        80,865
                                                --------    --------

                       Total inventory          $387,089    $374,512
                                                ========    ========

   (f) Investments in Joint Ventures

       Investments in joint ventures are recorded on the equity basis.

   (g) Property and Equipment

       Property and equipment is recorded at cost and is depreciated on the straight-line basis over their estimated useful lives, which are as follows:

           Telecommunications networks                          10 years
           Electronic and related equipment                     10 years
           Leasehold improvements                               10 years
           Furniture, office equipment and other             5 - 7 years
           Building                                             40 years


                                                                     (Continued)

                          GST TELECOMMUNICATIONS, INC.

                   Notes to Consolidated Financial Statements

                                (In U.S. Dollars)




       Construction, engineering and overhead costs related to the development of competitive access networks are capitalized. The Company begins depreciating these costs when the networks become commercially operational. Depreciation will be provided using the straight-line method over the estimated useful lives of the assets owned.

   (h) OTHER ASSETS

       Goodwill - Goodwill, which represents the excess of the purchase price over the fair value of net assets acquired, is amortized over periods ranging from five to twenty years using the straight-line method. The Company assesses the recoverability of this intangible asset by determining whether the amortization of the goodwill balance over its remaining life can be recovered through discounted projected future cash flows of the acquired businesses from which the goodwill arose. Amortization charged to operations was $388,569, $18,846, and $-0- for the year ended September 30, 1995, the thirteen month period ended September 30, 1994 and the year ended August 31, 1995, respectively.

       Software Development Costs - The Company capitalizes software development costs incurred in accordance with Statement of Financial Accounting Standards No. 86, Accounting for the Costs of Computer Software to be Sold, Leased, or Otherwise Marketed, in which software development costs are capitalized upon the establishment of technological feasibility for the product. These capitalized costs are amortized over the estimated economic life of the software, not exceeding five years, computed on a straight-line basis.

       Purchased Technology, In conjunction with the purchase of NACT, $1,970,586 of the purchase price has been allocated to the internally developed software technology used in NACT's switch products. This software technology is being amortized using the straight-line method over five years. During 1995, the Company determined that $90,204 of this software technology no longer had economic value and wrote the amount off as a charge to cost of goods sold.

       The Company capitalized certain software development costs of $169,025 during the year ended September 30, 1995. There was no amortization related to capitalized software costs during 1995, 1994 or 1993.

       Capital Development Costs - Amortization of capital development costs will be provided over the estimated useful lives once the switch services are deployed and become commercially operational.

       Product Support Contracts - Customer support contracts are being amortized on the straight-line basis over their estimated useful lives of five years.


                                                                     (Continued)

                          GST TELECOMMUNICATIONS, INC.

                   Notes to Consolidated Financial Statements

                                (In U.S. Dollars)



       Licenses and Franchise Agreements - Licenses and franchise agreements are being amortized on the straight-line basis over their estimated useful life of ten to forty years.

       Organizational Costs - Amortization of organizational costs will be provided over the estimated useful lives once the competitive access networks become commercially operational.

   (i) REVENUE RECOGNITION

       For telecommunication services revenue, revenue is recorded upon placing of calls or rendering of other related services. For telecommunication product revenue, revenue is recorded upon shipment of merchandise and is presented in the accompanying consolidated statements of operations net of merchandise returns.

       Deferred revenue consists of monthly service contract payments received in advance, warranty payments received in advance and research and development advances. Advance warranty payments are amortized over the length of warranty on the system sold, which is typically one year.

   (j) LOSS PER SHARE

       Loss per share has been calculated using the weighted average number of common and dilutive common equivalent shares assumed to be outstanding during the period (using the treasury stock method for dilutive common equivalent shares). Common equivalent shares consist of options and warrants to purchase common stock.

       Fully diluted loss per share has not been presented for the outstanding options and warrants as they are anti-dilutive.

   (k) ISSUANCE OF SUBSIDIARY STOCK

       Issuances of subsidiary stock are accounted for as capital transactions in the accompanying consolidated financial statements.

   (l) SEGMENTED INFORMATION

       Segmented information has not been presented as the Company is presently operating 100% in the telecommunications industry in the United States and all revenues and operating profits and losses are derived from United States operations and substantially all assets reside in the United States.


                                                                     (Continued)

                          GST TELECOMMUNICATIONS, INC.

                   Notes to Consolidated Financial Statements

                                (In U.S. Dollars)




   (m) DEFERRED FINANCING COSTS

       Deferred financing costs are amortized to interest expense over the lives of the financing arrangements to which they relate.

   (n) COMPARATIVE FIGURES

       Certain of the comparative figures have been reclassified to conform with the basis of presentation adopted in the current period.

   (o) INCOME TAXES

       Effective September 1, 1993, the Company adopted Statement of Accounting Standards (SFAS) No. 109, "Accounting for Income Taxes". Under the asset and liability method of SFAS No. 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under SFAS No. 109, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

   (p) FOREIGN CURRENCY

       During the year ended August 31, 1993, the Company changed the reporting currency of the consolidated financial statements from Canadian dollars to U.S. dollars. The change was accounted for retroactively as if the U.S. dollar was always the reporting currency.

       The functional currency of all of the Company's operations is the U.S. dollar. In accordance with Statement of Financial Accounting Standards No. 52, "Foreign Currency Translation", nonmonetary balance sheet items recorded in Canadian dollars are remeasured at historical rates and monetary balance sheet items recorded in Canadian dollars are remeasured at current rates. Exchange gains and losses from remeasurement of monetary assets and liabilities are recognized currently in income.

(2) ACQUISITIONS

   (a) NATIONAL APPLIED COMPUTER TECHNOLOGIES

       Effective September 1, 1993, the Company purchased from the treasury of NACT 52% of the post-issuance common shares outstanding. NACT is a privately-owned Utah manufacturer of telecommunications switching and network management equipment for the inter-exchange industry. Subsequent to September 1, 1993, at various times, the Company acquired the remaining 48% interest in NACT.


                                                                     (Continued)

                          GST TELECOMMUNICATIONS, INC.

                   Notes to Consolidated Financial Statements

                                (In U.S. Dollars)


       The consideration paid for 100% of NACT's outstanding common shares consisted of $3,620,813 in cash, $466,194 in notes payable, 67,341 common shares of the Company at fair value of $4.81 per share, 384,195 common shares of the Company at fair value of $5.90 and 504,747 common shares of the Company at fair value of $4.44 per share. 15% of the stock acquired from NACT was purchased from NACT's President, who is also the Company's Chief Technology Officer and a Director of the Company, for 384,195 common shares of the Company. These acquisitions have been accounted for by the purchase method with the results of operations of NACT included in these financial statements from the dates of acquisition.

       Details of the acquisition are as follows:

           Net assets acquired, at assigned values:
               All assets, except goodwill                $       8,841,943
               Goodwill, amortized over twenty years              1,279,564
                                                             --------------

                                                                 10,121,507

           Less:
               Total liabilities                                  1,202,763

                  Consideration paid                      $       8,918,744
                                                             ==============

       Consideration paid includes $160,395 of legal costs.

   (b) GST TELECOM, INC.

       Effective June 21, 1994, the Company acquired 60% of the shares of GST Telecom, Inc. in exchange for contributing 60% of the shares of Tucson Lightwave, Inc. (Tucson) and a commitment to provide at least $11,024,156 in equity financing. GST Telecom is a Delaware company incorporated for the purpose of developing, constructing, and operating competitive access networks and other communications systems. The shares of Tucson were acquired from Pacwest, L.L.C. (Pacwest) (an entity controlled by the Chief Executive Officer of the Company) in exchange for 100,000 common shares of the Company at a fair value of $447,494 (Canadian $6 per share). Additionally, the Company has made $22,654,584 in equity contributions to GST Telecom, Inc. through September 30, 1995.

       Effective June 1, 1995, the Company acquired an additional 20% of GST Telecom, Inc. for 1,000,000 shares of common stock at a deemed value of $5 per share. In October 1995, the Company acquired the remaining 20% of GST Telecom, Inc. See note 13 for further discussion.


                                                                     (Continued)

                          GST TELECOMMUNICATIONS, INC.

                   Notes to Consolidated Financial Statements

                                (In U.S. Dollars)




       The acquisition has been accounted for by the purchase method with the results of operations of GST included in these financial statements from the date of acquisition.

       Details of the acquisition are as follows:

           Net assets acquired, at assigned values:
               All assets, except goodwill               $      25,185,888
               Goodwill, amortized over ten years                8,369,588
                                                            --------------

                                                                33,555,476

           Less:
               Total liabilities                                 3,478,324
               Non-controlling interest                          1,773,657
                                                            --------------

                  Consideration paid                     $      28,303,495
                                                            ==============

       Consideration paid includes $201,417 of finders fees and legal costs. Pre-operating costs aggregating $691,131 were charged to operations in the thirteen month period ended September 30, 1994.

   (c) INTERNATIONAL TELEMANAGEMENT GROUP, INC.

       Effective May 1, 1995, the Company acquired 100% of the outstanding capital stock of ITG. ITG is an Ohio company that provides a variety of domestic and international long distance services. The Company acquired ITG for consideration of $74,761, the assumption of certain liabilities, and an earn out provision. Under the earn out provision, the seller may also be paid a percentage (ranging from zero to 10%, depending upon the amount of funding provided to ITG by the Company) of the fair market value of ITG at November 30, 1997. The acquisition was accounted for by the purchase method with the results of operations of ITG included in these financial statements from the date of acquisition.


                                                                     (Continued)

                          GST TELECOMMUNICATIONS, INC.

                   Notes to Consolidated Financial Statements

                                (In U.S. Dollars)


       Details of the acquisition are as follows:

           Net assets acquired, at assigned values:
               All assets, except goodwill             $     3,235,243
               Goodwill, amortized over ten years            3,758,393
                                                          ------------

                                                             6,993,636

           Less:
               Total liabilities                             6,918,875
                                                          ------------

                    Consideration paid                 $        74,761
                                                          ============

       Consideration paid includes $74,561 in legal costs.

       The pro forma results listed below reflect purchase accounting adjustments assuming the acquisitions of 100% of NACT, 80% of GST Telecom and 100% of ITG occurred as of the beginning of each of the periods presented:

                                                                Thirteen
                                                                  month
                                             Year ended       period ended
                                            September 30,     September 30,
                                                1995              1994
                                                ----              ----
                                                     (unaudited)

           Revenues                   $      26,980,000         16,125,000
           Net loss                         (15,681,000)        (6,530,000)
           Net loss per share                     (1.12)             (0.57)

       The pro forma results above are not necessarily indicative of what actually would have occurred had the acquisitions been in effect for the entire periods presented. In addition, they are not intended to be a projection of future results that may be achieved from combined operations.


                                                                     (Continued)

                          GST TELECOMMUNICATIONS, INC.

                   Notes to Consolidated Financial Statements

                                (In U.S. Dollars)




(3) ACCOUNTS AND NOTES RECEIVABLE

                                                                           September 30,       September 30,
                                                                               1995                1994
                                                                               ----                ----
         Starcom International Optics Corporation
              (Starcom):
                 Principal (a)                                          $          -         $     4,223,129
                 Accrued interest                                                  -                 297,210
                                                                           ----------           ------------

                                                                                   -               4,520,339

         Pacwest Network, L.L.C. (b)                                               -                 202,622
         Customer notes receivable (c)                                        823,582                815,396
                                                                           ----------           ------------

                                                                              823,582              5,538,357

         Less current portion                                                 606,670              5,211,828
                                                                           ----------           ------------

                      Notes receivable                                  $     216,912        $       326,529
                                                                           ==========           ============

     (a) At September 30, 1994, the Company had made various loans to Starcom International Optics Corp. (Starcom) totaling $4,520,339 in principal and accrued interest relating to a proposed joint venture to construct a fiber optic telecommunications network between Vancouver, British Columbia and Seattle, Washington. Under the various agreements, the Company was granted options to acquire a total of 833,334 shares at Canadian $0.36 per share and 833,334 warrants to acquire shares of Starcom at a price of Canadian $0.36 per share. In March 1995, the Company and Starcom concluded a settlement agreement under which the Company relinquished its rights in the proposed network, canceled its options and warrants and forgave the loans to Starcom in exchange for approximately $3,341,000 in cash and common stock of IntelCom Group, Inc. with a value at issuance of $1,147,499.


                                                                     (Continued)

                          GST TELECOMMUNICATIONS, INC.

                   Notes to Consolidated Financial Statements

                                (In U.S. Dollars)



     (b) Pursuant to a loan agreement and promissory note dated July 7, 1994, the Company loaned $200,000 to Pacwest Network, L.L.C. (Pacwest). The note bore interest at a rate of 5.63% per annum. The loan was repaid in full, with interest, in installments on October 31, 1994 and April 30, 1995, by crediting against fees payable to Pacwest in respect of financing provided by Tomen America, Inc.

     (c) The Company maintains a security interest in the telecommunications systems it sells until the Company is paid in full. If economic conditions or other unforeseen events were to negatively impact the Company's customer base, the risk of loss associated with accounts and notes receivable could exceed the current allowance for doubtful accounts. The allowance for doubtful accounts was $1,401,550 and $59,795 at September 30, 1995 and 1994, respectively.

(4) INVESTMENT IN JOINT VENTURES

                                                                           September 30,       September 30,
                                                                               1995                1994
                                                                               ----                ----
         Phoenix Fiber Joint Venture                                    $   5,000,000        $     5,000,000
         Cumulative share of loss                                          (2,140,983)            (1,483,057)
                                                                            ---------              ---------

                                                                            2,859,017              3,516,943

         Other                                                                     -                  34,647
                                                                           ----------           ------------

                  Investment in joint venture                           $   2,859,017        $     3,551,590
                                                                           ==========           ============

     Effective October 9, 1992, the Company established a joint venture with an unrelated third party. The joint venture operates a competitive access fiber optic telecommunications network in the Phoenix, Arizona metropolitan area. The Company has invested $5 million in this project, in consideration for its 50% interest, with its joint venture partner responsible to provide the balance of the project's estimated $16.2 million cost. Any costs in excess of $16.2 million would be borne equally by the Company and the joint venture partner. The Company has agreed that it will allow the joint venture to use both the network and the Company's interest therein, or provide subordination agreements and guarantees, in order to secure the financing for the balance of the project's cost.


                                                                     (Continued)

                          GST TELECOMMUNICATIONS, INC.

                   Notes to Consolidated Financial Statements

                                (In U.S. Dollars)



     Summary financial information of the Company's 50% proportionate share of the joint venture's revenue, expenses, as of September 30, 1995 and 1994 and August 31, 1993 and assets and liabilities as of September 30, 1995 and 1994 are as follows:

                                                         Period ending        Period ending      Period ending
                                                         September 30,        September 30,       August 31,
                                                             1995                 1994               1993
                                                             ----                 ----               ----
         Revenue                                    $          337,000    $        56,000    $        -
         Costs and expenses                                    998,000          1,155,000            384,000
                                                       ---------------       ------------       ------------

                  Loss before income taxes          $          661,000    $     1,099,000    $       384,000
                                                       ===============       ============       ============

                                                         September 30,        September 30,
                                                             1995                 1994
                                                             ----                 ----

         Assets                                     $       10,272,000    $     2,822,000
         Liabilities                                         1,549,000          1,210,000
                                                       ---------------       ------------

                                                    $        8,723,000    $     1,612,000
                                                       ===============       ============

       Included in the joint venture costs and expenses above are management fees paid to the joint venture partner of $150,000, $662,500 and $387,500 for the periods ending September 30, 1995 and 1994 and August 31, 1993.

(5) PROPERTY AND EQUIPMENT

                                                                                     September 30,            September 30,
                                                                                          1995                      1994

         Telecommunications networks                                                $  9,576,981              $    717,777
         Electronic and related equipment                                             10,058,514                 1,103,927
         Leasehold improvements                                                          300,281                      --
         Furniture, office equipment and other                                         2,200,570                   607,625
         Building                                                                      2,133,697                      --
         Networks in progress                                                         13,686,119                 2,376,157
                                                                                    ------------              ------------

                                                                                      37,956,162                 4,805,486

         Less accumulated depreciation                                                (1,550,523)                 (221,868)
                                                                                    ------------              ------------

                                                                                    $ 36,405,639              $  4,583,618

                                                                                    ============              ============


                                                                     (Continued)

                          GST TELECOMMUNICATIONS, INC.

                   Notes to Consolidated Financial Statements

                                (In U.S. Dollars)




     Property and equipment includes $13,686,119 of equipment which had not been placed in service at September 30, 1995 and, accordingly, is not being depreciated. During the year ended September 30, 1995, $290,678 of interest was capitalized as part of telecommunications networks and networks in progress.

(6) OTHER ASSETS

                                          September 30,       September 30,
                                              1995                1994
                                              ----                ----

         Goodwill                         $ 13,496,884    $    670,644
         Purchased technology                1,880,382       1,516,235
         Software development costs            169,025            --
         Capital development costs           1,627,379            --
         Product support contracts           2,348,868       1,896,759
         Licenses and franchise
              agreements                     1,796,850       1,796,850
         Organizational costs                  113,081         113,081
         Other                                 151,365         447,923
                                          ------------    ------------

                                            21,583,834       6,441,492

         Less accumulated amortization      (1,902,338)       (407,048)
                                          ------------    ------------

                                          $ 19,681,496    $  6,034,444
                                          ============    ============


                                                                     (Continued)

                          GST TELECOMMUNICATIONS, INC.

                   Notes to Consolidated Financial Statements

                                (In U.S. Dollars)



(7) Financing Arrangements

   (a) Debt

       The Company's long-term debt at September 30, 1995 and 1994 is as follows:

                                                                                   1995                1994
                                                                                   ----                ----
              Note payable to Tomen, quarterly interest payments at
                 the LIBOR rate plus 3% (8.8% at September 30, 1995)
                 with quarterly principal payments (together with
                 interest) beginning in fiscal 1999 through 2005,
                 collateralized by equipment. The Company has the
                 option to convert the interest rate to a fixed rate
                 equal to the Treasury index rate plus 3%
                 during the term of the loan                              $       16,673,536                -
              Note payable for building, collateralized by
                 the building, 15 payments of $15,448
                 (includes interest at 10%), with a balloon
                 payment of $1,602,293 due December 1,
                 1996.  The note is subject to loan covenants
                 for which the Company is in compliance                            1,628,530                -

              Notes payable to banks, partially collateralized by
                 equipment, bearing interest ranging from 1% over the
                 prime rate (8.75% at September 30, 1995) to 8.25%,
                 due in varying amounts through September 1997                       882,990                -
              Notes payable to former shareholders of NACT,
                 10% interest, due in equal installments on
                 January 5, 1996 and 1997                                            466,194                -
              Other                                                                  172,674                -
                                                                             ---------------    -------------

                                                                                  19,823,924                -

              Less current portion of long-term debt                                 735,517                -
                                                                             ---------------    -------------

                                                                          $       19,088,407                -
                                                                             ===============    =============

       The schedule of future principal payments on long-term debt is as follows:

              1996                     $         735,517
              1997                             2,118,246
              1998                               192,427
              1999                             2,243,659
              2000                             2,778,923
              Thereafter                      11,755,152
                                          --------------

                                       $      19,823,924
                                       =================

                                                           (Continued)

                     GST TELECOMMUNICATIONS, INC.

              Notes to Consolidated Financial Statements

                           (In U.S. Dollars)



   (b) TOMEN AMERICA, INC. FACILITY

       On October 24, 1994, the Company entered into a master financing agreement with Tomen America, Inc. (Tomen). Under the agreement, Tomen will loan up to $100 million to subsidiaries of the Company for development and construction of network projects. Tomen will evaluate each network project separately to determine if it will participate in financing the project. During 1995, Tomen agreed to provide a total of up to $18.45 million in debt financing to a subsidiary of GST Telecom under the agreement ($16.7 million of which has been drawn down as of September 30, 1995) for construction and operation of its fiber optic networks in San Bernadino, Ontario, City of Industry and Monterey Park, California and purchased 10% of the common stock of the subsidiary.

       Concurrent with the signing of the master financing agreement, the Company also signed a stock purchase agreement with Tomen. Pursuant to the stock purchase agreement, the Company sold 500,000 common shares from the treasury at $4.60 per share to Tomen for total cash consideration of $2,300,000. Each share includes a warrant to purchase one-half of a share, exercisable at any time before October 23, 1996. Two warrants entitle the holder to acquire an additional share of the Company at an exercise price of $5.52 per share. The Company also granted Tomen an option to acquire up to 500,000 shares, with an exercise price to be equal to the average per share closing prices for the Company's common shares for thirty market trading days preceding the closing of the funding, of the Company exercisable up to the initial funding of the second and third network projects undertaken by the Company. Pursuant to this option, in 1995 Tomen exercised its option to purchase 250,000 shares, relating to the second network project, of the Company at $4.62 per share. Each share includes a warrant to purchase one-half of a share, exercisable at any time before April 25, 1997. Two warrants entitle the holder to acquire an additional share of the Company at an exercise price of $5.62 per share.

       The Company's Chief Executive Officer serves as a consultant to Tomen for which he is paid a fee. Simultaneously with the execution of the June 21, 1994 purchase of 60% of GST Telecom from Pacwest, LLC (an entity controlled by the Chief Executive Officer of the Company) Pacwest LLC contracted with the Company to receive a fee equal to 1% of the aggregate debt and equity financing provided by Tomen to the Company.

   (c) LINE OF CREDIT

       NACT has established a $1,500,000 line of credit with Zions Credit Corporation (Zions) to provide funding for payment of customer leases, if required. At September 30, 1995, NACT was contingently liable under repurchase agreements for a maximum of $681,569 to Zions. Zions provides lease financing to NACT customers on a recourse basis.


                                                           (Continued)

                     GST TELECOMMUNICATIONS, INC.

              Notes to Consolidated Financial Statements

                           (In U.S. Dollars)




(8) SHARE CAPITAL

   (a) Issued

       Issued share capital consists of the following:

                                                                                   Shares              Amount

         Balance, September 1, 1992 (U.S. dollars)                               2,250,000       $     394,290

         For cash consideration:
              Exercise of stock options at prices ranging from
                 Canadian $0.33 to Canadian $1.57 per share                        561,500             427,828
              Exercise of warrants at prices ranging from
                 Canadian $1.52 to Canadian $3.05 per share                        846,965           1,047,733
              Issuance of common shares at $.058 per share                       1,096,270             632,876
              Issuance of common shares at Canadian $1.52 per share,
                 net of issuance costs                                           1,348,685           1,581,487
              Issuance of common shares at Canadian $3.05 per share,
                 net of issuance costs                                           2,350,000           5,140,800
              Issuance of common shares at Canadian $3.30 per share                550,001           1,285,882
                                                                                 ---------          ----------

         Balance, August  31, 1993                                               9,003,421          10,510,896

         For cash consideration:
              Exercise of stock options at prices ranging from
                 Canadian $1.30 to Canadian $4.10 per share                        343,750             974,694
              Exercise of warrants at prices ranging from
                 Canadian $1.52 to Canadian $3.48 per share                        453,679             705,783
              Issuance of common shares at Canadian $5.00 per share,
                 net of issuance costs                                             200,000             748,783
              Issuance of common shares at Canadian $7.00 per share,
                 net of issuance costs                                           1,861,800           9,182,058

         For services rendered:
              Issuance of common shares at Canadian $5.00 per share                 10,000              37,569
              Issuance of common shares at Canadian $4.45 per share                 20,000              67,094
              Issuance of common shares at Canadian $6.00 per share                 18,000              78,233
              Less share issuance costs                                                 -             (268,718)
                                                                                 ---------          ----------

         Balance, September 30, 1994                                             11,910,650         22,036,392

         For cash consideration:
              Exercise of stock options at prices ranging from Canadian
                 $3.01 to U.S. $4.68 per share                                     692,200           2,399,897
              Exercise of warrants at prices ranging from Canadian $3.48
                 to Canadian $5.50 per share                                     2,016,389           5,187,383
              Issuance of common shares at U.S. $4.60 per share, net of
                 issuance costs                                                    500,000           2,259,149
              Issuance of common shares at U.S. $5.50 per share, net of
                 issuance costs                                                  1,827,209           9,348,304

         For acquisitions of subsidiaries:
              Issuance of common shares at Canadian $6.00 per share                100,000             447,494
              Issuance of common shares at U.S. $4.81 per share                     67,341             324,079
              Issuance of common shares at U.S. $5.90 per share                    384,195           2,266,751
              Issuance of common shares at U.S. $4.44 per share                    168,249             747,026
              Issuance of common shares at U.S. $5.00 per share                  1,000,000           5,000,000

         For services rendered:
              Issuance of common shares at U.S. $5.50 per share                      9,057              49,814
              Issuance of common shares at U.S. $4.00 per share                     25,000             100,000
                                                                                 ---------          ----------

         Balance, September 30, 1995                                             18,700,290      $  50,166,289
                                                                                 ==========         ==========


                                                           (Continued)
                                F-22

                     GST TELECOMMUNICATIONS, INC.

              Notes to Consolidated Financial Statements

                           (In U.S. Dollars)




   (b) COMMITMENT TO ISSUE SHARES

       Pursuant to a final agreement dated January 5, 1995, the Company is committed to issue 336,498 common shares at a fair value of $4.44 per share ($1,494,051) to former shareholders of NACT in two equal installments on January 5, 1996 and January 5, 1997.

   (c) ESCROW AGREEMENT

       Of the 18,700,290 shares currently outstanding, 750,000 are held pursuant to an escrow agreement, their release being subject to the approval of regulatory authorities. These common shares have been issued by the Company and have rights equal to those of all other common shares except that the holders may not exercise voting rights on a resolution to cancel shares, and have waived their rights to receive dividends or to participate in the assets and property of the Company on a winding-up or dissolution of the Company. In accordance with the escrow provisions of this agreement, these shares cannot be sold or traded by the owner until they are released by the regulatory authorities. The release being determined by future cash flows of the Company. If the Company has not met the conditions set for the release of these shares by January 16, 2001, these shares will be canceled.

   (d) 1995 STOCK OPTION PLAN

       In January 1995, the Company created a Stock Incentive Plan (the 1995
       Plan) which provides for the granting to employees (including officers and employee directors) of incentive stock options within the meaning of
       Section 422A of the Internal Revenue Code of 1986, and for the granting of non-statutory stock options to employees (including officers and employee directors), directors and consultants. The options have a term of five years and vest and become exercisable at the discretion of the Board of Directors. Under the plan, no options vest until at least six months after the date of grant.

       The exercise price of all incentive stock options granted under the 1995 Plan must be at least equal to the fair marker value of the shares on the date of grant. With respect to any participant who owns stock possessing more than 10% of the voting rights of the Company's outstanding share capital, the exercise price of any incentive stock option granted must equal at least 110% of the fair market value on the grant date. The exercise price of all non-statutory stock options granted under the 1995 Plan must be at least 80% of the fair market value of the common stock on the date of grant.


                                                                     (Continued)

                          GST TELECOMMUNICATIONS, INC.

                   Notes to Consolidated Financial Statements

                                (In U.S. Dollars)




   (e) STOCK OPTIONS OUTSTANDING

       Employees, officers and directors' stock options outstanding at September 30, 1995:

                                                               Exercise
              Number                    Exercise              expiration
             of shares                price (U.S.)               date
             ---------                ------------            ----------

              374,400                   $4.25                June 23, 1997
               10,000                   $4.50                October 3, 1997
               40,000                   $4.38                February 21, 1998
              133,241                   $5.00                February 28, 1999
               60,000                   $5.00                February 28, 1999
               40,881                   $3.55                January 4, 2000
              925,000                   $6.75                September 20, 2000

       Of the 1,583,522 options outstanding, 539,795 options were vested and exercisable and 825,000 options were available for future grant.

   (f) WARRANTS OUTSTANDING

       Warrants outstanding and exercisable at September 30, 1995:

                                                                    Exercise
              Number                    Exercise                   expiration
             of shares                    price                       date
             ---------                ------------                 ----------

               50,000                   Canadian $5.50        October 25, 1995
              930,900                  Canadian $10.00        March 31, 1996
              187,500                       U.S. $5.52        October 23, 1996
               62,500                       U.S. $5.52        October 23, 1996
              125,000                       U.S. $5.62        April 26, 1997

       The 375,000 warrants expiring October 23, 1996 through April 26, 1997 were granted to Tomen in conjunction with the Master financing agreement (See Note 7(b)). The 980,900 warrants expiring October 25, 1995 through March 31, 1996 were granted in conjunction with private placements of common stock during fiscal 1994. No value has been assigned to any granted warrants as the exercise price exceeded the common stock market price at the time of grant.


                                                                     (Continued)

                          GST TELECOMMUNICATIONS, INC.

                   Notes to Consolidated Financial Statements

                                (In U.S. Dollars)




(9) INCOME TAXES

     As discussed in note 1, the Company adopted SFAS No. 109, effective September 1, 1993. SFAS No. 109 supersedes Accounting Principles Board
     (APB) Opinion No. 11. Prior years' financial statements have not been restated to apply the provisions of SFAS No. 109. There was no cumulative effect with the adoption of SFAS No. 109. Prior to September 1, 1993, the Company had accounted for income taxes using APB Opinion No. 11, "Accounting for Income Taxes".

     The provision for income taxes differs from the amount computed by applying the Canadian statutory income tax rate to net income before taxes are as follows:

                                                                                Thirteen
                                                                                  month
                                                          Year ended          period ended        Year ended
                                                         September 30,        September 30,       August 31,
                                                             1995                 1994               1993
                                                             ----                 ----               ----

         Computed expected income tax
              expense (benefit) at Canadian
              statutory rate                                  (39)%               (39)%              (39)%
         Expected state/province income tax
              expense (benefit)                                (6)                 (5)                 -
         Increase (decrease) in valuation
              allowance                                        38                  56                 39
         Amortization of goodwill                               5                   5                  -
         Minority interest                                     (7)                  -                  -
         Effect of difference in United
              States statutory rate                             5                   6                  -
         Other                                                  5                  (6)                 -
                                                              ---                 ---               ----

                  Income tax expense (benefit)                  1%                 17%                 - %
                                                              ===                 ===               -===


                                                                     (Continued)

                          GST TELECOMMUNICATIONS, INC.

                   Notes to Consolidated Financial Statements

                                (In U.S. Dollars)



     Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The tax effects of significant items comprising the Company's deferred tax asset and liability are as follows:

                                                                             September 30,        September 30,
                                                                                 1995                 1994

         Deferred tax assets:
            United States Federal and state
                net operating loss carryforwards                          $     3,325,190              346,141
            Canadian net operating loss carryforwards                           2,532,643            1,674,981
            Capitalized organizational costs                                      779,782              232,873
            Donations                                                                 484                   -
            Unearned deposits                                                       5,925               33,413
            Accrued warranties                                                     58,653               51,567
            Deferred compensation                                                  59,789                   -
            Bad debt allowance                                                    562,838               23,021
            Accrued vacation                                                       94,620               26,325
            Legal settlement costs                                                 71,320                   -
                                                                             ------------         -----------

                    Total gross deferred tax assets                             7,491,244            2,388,321

         Less valuation allowance                                              (6,733,910)          (2,388,321)
                                                                             ------------         ------------

         Deferred tax liabilities:
            Furniture, fixtures and equipment,
                due to differences in depreciation                                693,334               31,401
            Capitalized software                                                   64,000                   -
                                                                             ------------         -----------

                    Total gross deferred tax liabilities                          757,334               31,401
                                                                             ------------         ------------

                    Net deferred taxes                                    $            -                31,401
                                                                             ============         ============


       The valuation allowance for deferred tax assets as of September 1, 1993 was $593,385. The net change in total valuation allowance for the year ended September 30, 1995 and the thirteen month period ended September 30, 1994 was an increase of $4,345,589 and $1,794,936, respectively.


                                                                     (Continued)

                          GST TELECOMMUNICATIONS, INC.

                   Notes to Consolidated Financial Statements

                                (In U.S. Dollars)




     The Company has non-capital losses for income tax purposes of approximately Canadian $5,756,000 available to reduce Canadian taxable income of future years, expiring as follows:

         1999                                             $       934,000
         2000                                                   2,822,000
         2001                                                   2,000,000
                                                             ------------

                                                          $     5,756,000
                                                             ============

     The Company has net operating losses for income tax purposes of approximately $8,516,000 available to reduce United States taxable income of future years, expiring as follows:

         2007                                             $       405,000
         2008                                                     455,000
         2009                                                   2,717,000
         2010                                                   4,939,000
                                                             ------------

                                                          $     8,516,000
                                                             ============

     For United States income tax purposes, utilization of net operating losses may be subject to limitation in the event a change in ownership of the Company has occurred pursuant to IRC Section 382. No analysis has been performed by the Company to determine whether such ownership change has occurred.

(10) LEASES

     The Company is obligated under capital leases for equipment which expire at various dates during the next five years. At September 30, 1995 and 1994, the gross amounts of equipment and related accumulated amortization recorded under capital leases were as follows:

                                                     1995           1994
                                                     ----           ----

         Equipment                              $     852,654            -
         Less accumulated amortization                 66,890            -
                                                   ----------    ---------

                                                $     785,764            -
                                                   ==========    =========

     The Company also has noncancelable operating leases, primarily for facilities, which expire over the next five years. Rental expense under operating leases was $749,492, $170,200 and $47,050 for the year end September 30, 1995, the thirteen month period ended September 30, 1994 and the year ended August 31, 1993, respectively.


                                                                     (Continued)

                          GST TELECOMMUNICATIONS, INC.

                   Notes to Consolidated Financial Statements

                                (In U.S. Dollars)




     Future minimum lease payments under noncancelable operating leases (with initial or remaining lease terms in excess of one year) and future minimum capital lease payments as of September 30, 1995 are:

                                                                                  Capital            Operating
                                                                                  leases              leases
                                                                                  ------              ------
         Year ending September 30:
              1996                                                         $       312,259     $       716,790
              1997                                                                 312,259             625,250
              1998                                                                 308,834             631,733
              1999                                                                 115,023             526,071
              2000                                                                  15,048             123,520
                                                                              ------------        ------------

                    Total minimum lease payments                                 1,063,423     $     2,623,364
                                                                                                  ============

         Less amount representing interest (at
              rates ranging from 8.9% to 11.0%)                                    182,169
                                                                              ------------

                    Minimum lease payments                                         881,254

         Current installments of obligations under
              capital leases                                                       223,242
                                                                              ------------

                    Obligations under capital leases,
                         excluding current installments                    $       658,012
                                                                              ============


       Under the terms of a noncancelable sublease, the Company will receive $47,400 over the next two years.

(11) COMMITMENTS AND CONTINGENCIES

   (a) PENSION AND PROFIT SHARING PLANS

       NACT has a deferred contribution with an employer matching pension plan, a salary reduction profit sharing plan and an additional profit sharing plan covering all employees over 21 years of age who have completed one year of employment. All contributions made to the deferred contribution pension and profit sharing plans through December 31, 1986 vest 100% with plan participants. Thereafter, contributions vest to plan participants as follows: (i) plan participant contributions to the deferred contribution plan vest 100% immediately with employer matching contributions vesting 100% after one year, and (ii) contributions to the salary reduction profit sharing plan vest to plan participants ratably over a period of seven years.


                                                                     (Continued)

                          GST TELECOMMUNICATIONS, INC.

                   Notes to Consolidated Financial Statements

                                (In U.S. Dollars)




       Employer matching contributions to the deferred contribution pension plan are 50% of an employee's contribution to a maximum of 5% of the qualified employees' annual compensation.

       In addition to the two qualified plans, NACT also shares profits based on its previous highest retained earnings balance determined in accordance with generally accepted accounting principles in the United States. 10% of the increase is divided among employees based on length of employment and salary level. Full-time employees are eligible after one full year of employment.

       During the year ended September 30, 1995, the Company adopted a defined contribution 401(k) plan (the Plan). Employees are eligible to participate in the Plan upon commencement of service. Participants may defer up to 15% of eligible compensation. Currently, the Company does not provide matching contributions for the Plan.

       Employer contributions to all Plans were $223,346, $138,873 and $14,834 for the year ended September 30, 1995, the thirteen months ended September 30, 1994 and the year ended August 31, 1993, respectively.

   (b) LONG DISTANCE CARRIERS

       NACT has entered into a two and a three-year contract with two different long distance carriers for carrying its international and domestic long distance traffic, respectively, related to NACT's service bureau business. The contract with NACT's international carrier commits NACT to a $50,000 per month payment with a six-month "ramp up" period. The contract with NACT's domestic carrier commits NACT to a $200,000 per month payment with a twelve-month "ramp up" period. Amounts will be recorded when determinable.

       GST Net has entered into a three year contract with a long distance carrier for carrying its traffic and its 800 and private line services which require a minimum service fee on a monthly basis. For long distance carrier service, GST Net is committed to minimum revenues of $295,000 per month. For 800 services, GST Net is committed to minimum revenues of $180,000 per month. For private line services, GST Net is committed to minimum revenues of $2,100,000 per six-month period. GST Net must pay the full shortfall for long distance carrier services and 800 services and one-half of the shortfall for private line services.


                                                                     (Continued)

                          GST TELECOMMUNICATIONS, INC.

                   Notes to Consolidated Financial Statements

                                (In U.S. Dollars)




   (c) LEGAL PROCEEDINGS

       On August 24, 1995, Aerotel, Ltd. and Aerotel U.S.A., Inc. (collectively, "Aerotel") filed a patent infringement suit against NACT alleging that telephone systems manufactured and sold by NACT incorporate prepaid calling features which infringe upon a patent issued to Aerotel in November 1987. The complaint further alleges defamation and unfair competition by NACT and seeks various damages. NACT has filed an Answer and Counterclaim denying patent infringement, committing defamation or unfair competition and seeks judgment that the Aerotel patent is invalid and that Aerotel has misused its patent in violation of antitrust laws. NACT's patent counsel believes that NACT has valid defenses to the Aerotel claims.

   (d) DEFERRED COMPENSATION

       In September, 1995, the Company signed an amended employment agreement with the Chief Executive Officer of NACT providing for guaranteed, irrevocable and unconditional payment of consulting fees of $6,000 per month for a period of 24 months beginning October 1, 1995.

(12) SUBSEQUENT EVENTS

   (a) ACQUISITION OF MINORITY INTEREST IN GST TELECOM

       Effective October 20, 1995, the Company acquired the remaining 20% of GST Telecom from Pacwest for consideration of up to a maximum of 1,000,000 common shares (valued at $10.00 per share) based upon the fair market value of a 20% interest in GST Telecom, to be determined by an independent appraisal, as of May 31, 1997 (which date could be accelerated, or postponed to May 31, 1998, under certain circumstances). Currently, 1,000,000 common shares are held in escrow pending such valuation. In addition, the parties agreed that the Company has fulfilled all of its obligations relating to the funding of GST Telecom and its subsidiaries.

   (b) ISSUANCE OF DEBT AND CONVERTIBLE DEBT SECURITIES

       On December 19, 1995, the Company issued approximately $180 million in 39,056 Units (the Units) each consisting of eight 13.875% Senior Discount Notes (the senior notes) and one 13.875% Convertible Senior Subordinated Discount Note (the convertible notes) maturing on December 15, 2005. The Units were sold at a substantial discount and there will be no accrual of interest prior to December 15, 2000 or payment of interest until June 15, 2001. The Units accrete to a total principal amount of approximately $351.5 million by December 15, 2001. The senior notes will rank in right of payment with all unsubordinated indebtedness of the Company while the convertible notes will be junior to all senior Company debt.


                                                                     (Continued)

                          GST TELECOMMUNICATIONS, INC.

                   Notes to Consolidated Financial Statements

                                (In U.S. Dollars)




       Each of the convertible notes is convertible at the option of the holder into common shares any time after December 15, 1996. The number of shares to be issued upon conversion is based on an accreted value on the conversion date divided by $7.536. In addition, after December 15, 1996, all of the convertible notes may be automatically converted to common shares if the Company's common shares sustain certain market value levels for 30 consecutive trading days.

   (c) BRIDGE LOAN

       On November 20, 1995, Quest Capital Corporation (Quest) loaned the Company $2 million for working capital needs. The loan bears interest at 12% and is repayable on the earlier of February 15, 1996 or the completion of the offering discussed in (b). Pursuant to the terms of the agreement, the Company is obligated to issue 33,760 common shares to Quest.

(13) RECONCILIATION BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN THE UNITED STATES AND IN CANADA

     These financial statements have been prepared by management in accordance with generally accepted accounting principles in the United States (U.S.
     GAAP). Except for the earnings/loss per share calculations and deferred income taxes as noted below, these financial statements also conform, in all material respects, with those accounting principles that are generally accepted in Canada (Canadian GAAP).

     For U.S. GAAP purposes, the 750,000 escrow shares disclosed in note 9 are considered contingent shares and are not included in the loss per share calculations. For U.S. GAAP purposes, when these shares are released from escrow, to the extent their fair market value exceeds their issuance price, compensation expense will be recognized by the Company. The loss per share determined accordance with accounting principles generally accepted in Canada is $(0.78), $(0.33) and $(0.18) for the year ended September 30, 1995, the thirteen month period ended September 30, 1994 and the year ended August 31, 1993.

     For U.S. GAAP purposes, deferred tax assets are recognized if realization of the future benefit is more likely than not. Canadian GAAP only allows the recognition of deferred tax assets if the amounts offset future taxable amounts that are virtually certain.

     For U.S. GAAP purposes, purchased technology and software development costs are amortized into "Cost of Goods" sold. Canadian GAAP allows these costs to be amortized to "Depreciation and Amortization" in the accompanying statements of operations.

     For U.S. GAAP purposes, the Company's marketable securities are classified as available for sale under Statement of Financial Accounting Standards No.
     115. Pursuant to the statement, unrealized holding gains, which were not material for the fiscal year ending September 30, 1995, are excluded from earnings and are reported as a separate component of stockholder's equity until realized.


                                                                     (Continued)

                          GST TELECOMMUNICATIONS, INC.

                   Notes to Consolidated Financial Statements

                                (In U.S. Dollars)




     The Company changed its fiscal year-end to September 30 effective in 1994. Accordingly, amounts reported in the consolidated financial statements are for the thirteen-month period ended September 30, 1994. Selected financial information as at and for the year ended August 31, 1994 is as follows:

         Selected balance sheet information:
              Current assets                                                                      $  12,688,400
              Non-current assets                                                                     12,584,372
                                                                                                     ----------

                                                                                                  $  25,272,772
                                                                                                     ==========

              Current liabilities                                                                    1,425,102
              Deferred income taxes                                                                     30,260
              Non-controlling interest in subsidiaries                                               3,129,929
              Shareholders' equity                                                                   25,007,622
              Deficit                                                                                (4,320,141)
                                                                                                     ----------

                                                                                                  $  25,272,772
                                                                                                     ==========

         Selected information from statement of operations and deficit:
              Sales                                                                                  5,253,073
              Cost of goods sold/service                                                             1,761,709
                                                                                                     ---------

                                                                                                     3,491,364

              Operating expenses                                                                     3,895,752
                                                                                                     ---------

                      Loss from operations before depreciation
                           and amortization                                                            404,388

              Depreciation and amortization                                                            490,096
                                                                                                     ---------

                      Loss from operations                                                             894,484

              Other expenses                                                                         1,681,241
                                                                                                     ---------

                      Loss before non-controlling interest
                           and income tax                                                            2,575,725

              Income tax expense                                                                       469,968
                                                                                                     ---------

                      Loss before non-controlling interest                                           3,045,693

              Non-controlling interest in income of
                 subsidiaries                                                                          125,808
                                                                                                     ---------

                      Loss for the year                                                              3,171,501

              Deficit, beginning of year                                                             1,148,640
                                                                                                     ---------

              Deficit, end of year                                                                $  4,320,141
                                                                                                     =========

         Selected information from statement of changes in financial position:
              Operations:
                 Loss for the year                                                                  (3,171,501)
                 Items not involving cash                                                            2,420,204
                 Changes in non-cash operating working capital                                        (153,944)
                                                                                                     ---------

                      Cash used in operations                                                         (905,241)

              Financing                                                                             14,039,933
              Investing                                                                            (12,846,066)
                                                                                                    ----------

                      Increase in cash and cash equivalents                                            288,626

              Cash and cash equivalents, beginning of year                                           4,745,610
                                                                                                     ---------

              Cash and cash equivalents, end of year                                              $  5,034,236
                                                                                                     =========


                                                                     (Continued)

                          GST TELECOMMUNICATIONS, INC.

                   Notes to Consolidated Financial Statements

                                (In U.S. Dollars)




(14) INFORMATION RELATING TO CONSOLIDATED STATEMENTS OF CASH FLOWS

     "Net cash provided (used) by operating activities" includes cash payments for interest of $363,807, $23,998 and $-0- and cash payments for taxes of $263,735, $252,821, and $-0- for the year ended September 30, 1995, the thirteen month period ended September 30, 1994 and the year ended August 31, 1993, repetitively.

     NON-CASH INVESTING AND FINANCING ACTIVITIES WHICH AFFECT THE
     CONSOLIDATED STATEMENTS OF CASH FLOWS

     Effective May 1, 1995, the Company acquired a 100% interest in ITG. See note 4 for a discussion of the assets and liabilities acquired.

     On January 5, 1995, the Company acquired the remaining 20% of National Applied Computer Technologies, Inc. (see note 2). As a result of this transaction, the Company recorded $2,137,244 in other assets, $521,225 in liabilities, $747,026 in common stock, $1,494,051 in a commitment to issue common shares and a reduction of $885,669 to its non-controlling interest in subsidiaries account.

     Effective June 1, 1995, the Company acquired an additional 20% of GST Telecom (see note 3). The Company recorded $5,000,000 in common stock, $3,226,342 in other assets, and a reduction of $1,773,658 to its non-controlling interest in subsidiaries account related to this transaction.

     As a result of capital contributions made to GST Telecom, Inc. throughout the year ending September 30, 1995, the Company recorded $4,456,817 in other assets and an increase of $4,456,817 to its non-controlling interest in subsidiaries account.

     During the year ending September 30, 1995, the Company recorded a $200,000 reduction in notes receivable and a $200,000 increase to deferred financing costs due to the transaction described in note 5(b).


                                                                     (Continued)

                          GST TELECOMMUNICATIONS, INC.

                   Notes to Consolidated Financial Statements

                                (In U.S. Dollars)




(15) RELATED PARTY TRANSACTIONS

     The operations of the Company's Hawaiian microwave network require the use of radio licenses from the FCC. Such licenses are owned by PNI, a company controlled by the Company's Chief Executive Officer. Under agreements between the Company and PNI, (1) the Company pays a monthly fee to PNI to utilize PNI's licenses for its communications traffic and (2) PNI pays an equal monthly fee to the Company for the right to utilize the Company's facilities for other communications traffic using up to 10% of PNI's license capacity.

     A bridge loan that was obtained and paid back by the Company during 1995 was guaranteed by five executive officers of the Company. In consideration for the guarantee, such officers were issued 25,000 shares of common stock of the Company.

(16) GST USA

     In August 1994, the Company formed a wholly-owned subsidiary, GST USA, and transferred all U.S. assets, liabilities and operations into GST USA. Selected financial information as at and for the year ended September 30, 1995 is as follows:

     Selected balance sheet information:

         Current assets                         $      11,414,372
         Non-current assets                            60,006,067
                                                   --------------

                                                $      71,420,839
                                                   ==============

         Current liabilities                    $      13,711,809
         Non-current liabilities                       19,645,505
         Minority interest                              3,279,188
         Share capital                                 44,470,992
         Accumulated deficit                           (9,686,655)
                                                   --------------

                                                $      71,420,839
                                                   ==============


                                                                     (Continued)

                          GST TELECOMMUNICATIONS, INC.

                   Notes to Consolidated Financial Statements

                                (In U.S. Dollars)




     Selected information from statement of operations and deficit:

         Revenues                                                                               $   18,681,460
         Cost of goods sold/services                                                               (15,294,289)
                                                                                                    ----------

                                                                                                     3,387,171

         Operating expenses                                                                        (13,648,750)
                                                                                                    ----------

                   Loss from operations                                                            (10,261,579)

         Other expenses                                                                             (1,384,003)
                                                                                                    ----------

                   Loss before minority interest
                      in loss of subsidiaries and income tax                                       (11,645,582)

         Income tax expense                                                                           (166,015)
                                                                                                    ----------

                   Loss before minority interest in loss
                      of subsidiaries                                                              (11,811,597)

         Minority interest in loss of subsidiaries                                                   2,364,431
                                                                                                   -----------

                   Net loss                                                                         (9,447,166)

         Deficit, beginning of year                                                                   (239,489)
                                                                                                    ----------

         Deficit, end of year                                                                   $   (9,686,655)
                                                                                                   ===========

     Selected information from statement of cash flows:

         Operations:
             Loss for the year                                                                  $   (9,447,166)
             Items not involving cash                                                                1,589,707
             Changes in non-cash operating working capital                                             944,462
                                                                                                   -----------

                   Cash used in operations                                                          (6,912,997)

             Investing                                                                             (34,047,194)
             Financing                                                                              43,544,079
                                                                                                    ----------

                   Increase in cash and cash equivalents                                             2,583,888

             Cash and cash equivalents, beginning of year                                            1,309,788
                                                                                                   -----------

             Cash and cash equivalents, end of year                                             $    3,893,676
                                                                                                   ===========

KPMG

KPMG Peat Marwick Thorne    3000-10104-103 Avenue      Telephone (403) 429-7300
Chartered Accountants       Edmonton Alberta T5J 3VB   Telefax   (403) 429-7379






AUDITORS' REPORT


To the Participants of IntelCom-Greenstar Joint Venture



We have audited the balance sheet of IntelCom-Greenstar Joint Venture as at September 30, 1994 and the statements of operations, participants' equity and changes in financial position for the year then ended. These financial statements are the responsibility of the management of the Joint Venture. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Joint Venture as at September 30, 1994 and the results of its operations and the changes in its financial position for the year then ended in accordance with generally accepted accounting principles in Canada.



/S/ KPMG PEAT MARWICK THORNE

Chartered Accountants



Edmonton, Canada

November 11, 1994

Member Firm of
Klynveld Peat Marwick Goerdeler

INTELCOM-GREENSTAR JOINT VENTURE
Balance Sheet
(In U.S. Dollars)

September 30, 1994, with comparative figures for 1993

===============================================================================================================
                                                                                     1994                 1993
- ---------------------------------------------------------------------------------------------------------------

Assets
Current assets:
     Cash                                                                   $   1,954,406        $   3,895,937
     Revenue earned, but unbilled                                                  73,314               -
     Prepaid expenses                                                              16,561               91,910
- ---------------------------------------------------------------------------------------------------------------
                                                                                2,044,281            3,987,847

Equipment (note 2)                                                              3,618,161            1,109,522
Less accumulated depreciation                                                    (130,907)              -
- ---------------------------------------------------------------------------------------------------------------
                                                                                3,487,254            1,109,522

Other:
     Construction in progress, at cost                                             98,213               -
     Deposits and franchise costs                                                  14,477               -

- ---------------------------------------------------------------------------------------------------------------
                                                                            $   5,644,225        $   5,097,369
===============================================================================================================


Liabilities and Participants' Equity

Current liabilities:
     Accounts payable:
         Trade                                                              $     726,934        $     387,258
         Other IntelCom Group, Inc., non-interest
           bearing and without fixed terms of
           repayment                                                            1,149,239               -
     Accrued liabilities                                                           42,100               35,133
     Current portion of capital lease obligations (note 3)                        190,925              177,874
- ---------------------------------------------------------------------------------------------------------------
                                                                                2,109,198              600,265
     Capital lease obligations, net of current portion (note 3)                   211,747              378,361
- ---------------------------------------------------------------------------------------------------------------
                                                                                2,320,945              978,626

Participants' equity:
     Contributed capital                                                        6,185,000            5,000,000
     Accumulated deficit                                                       (2,861,720)            (881,257)
- ---------------------------------------------------------------------------------------------------------------
                                                                                3,323,280            4,118,743

- ---------------------------------------------------------------------------------------------------------------
                                                                            $   5,644,225        $   5,097,369
===============================================================================================================

See accompanying notes to financial statements.

INTELCOM-GREENSTAR JOINT VENTURE
Statement of Operations
(In U.S. Dollars)

Year ended September 30, 1994, with comparative figures for period from September 29, 1992 to September 30, 1993

===============================================================================================================
                                                                                     1994                 1993
- ---------------------------------------------------------------------------------------------------------------
Revenue                                                                     $     111,398        $      -

Cost of sales                                                                     108,689               -

- ---------------------------------------------------------------------------------------------------------------
Gross margin                                                                        2,709               -

Expenses:
     Management fee (note 4)                                                    1,325,000              775,000
     Selling, general and administrative (note 4)                                 513,698              106,257
     Depreciation                                                                 130,907               -
     Interest on capital lease obligations                                         55,792               -
- ---------------------------------------------------------------------------------------------------------------
                                                                                2,025,397              881,257

Other income                                                                       42,225               -

- ---------------------------------------------------------------------------------------------------------------
Loss for the period                                                         $  (1,980,463)       $    (881,257)
===============================================================================================================


Allocated to:
     IntelCom Group, Inc.                                                   $    (990,231)       $    (440,629)
     Greenstar Telecommunications Inc.                                           (990,232)            (440,628)

- ---------------------------------------------------------------------------------------------------------------
                                                                            $  (1,980,463)       $    (881,257)
===============================================================================================================


Statement of Participants' Equity
(In U.S. Dollars)

Year ended September 30, 1994, with comparative figures for period from September 29, 1992 to September 30, 1993

===============================================================================================================
                                         IntelCom                Greenstar
                                           Group,       Telecommunications
                                             Inc.                     Inc.             1994               1993
- ---------------------------------------------------------------------------------------------------------------

Balance, beginning
   of period                      $      (440,629)         $     4,559,372   $    4,118,743      $      -

Contributions                           1,185,000                  -              1,185,000          5,000,000

- ---------------------------------------------------------------------------------------------------------------
                                          744,371                4,559,372        5,303,743          5,000,000

Loss for the period                      (990,231)                (990,232)      (1,980,463)          (881,257)

- ---------------------------------------------------------------------------------------------------------------
Balance, end of period            $      (245,860)          $    3,569,140   $    3,323,280      $   4,118,743
===============================================================================================================

See accompanying notes to financial statements.

INTELCOM-GREENSTAR JOINT VENTURE
Statement of Changes in Financial Position
(In U.S. Dollars)

Year ended September 30, 1994 with comparative figures for period from September 29, 1992 to September 30, 1993

===============================================================================================================
                                                                                     1994                 1993
- ---------------------------------------------------------------------------------------------------------------
Cash provided by (used in):

Cash flows from operating activities:
     Loss for the period                                                    $  (1,980,463)       $    (881,257)
     Depreciation                                                                 130,907               -
     Adjustments to reconcile loss for the period to net cash used by operating activities:
         Increase in revenue earned, but unbilled                                 (73,314)              -
         Decrease (increase) in prepaid expenses                                   75,349              (91,910)
         Increase in accounts payable, trade                                      339,676              387,258
         Increase in accrued liabilities                                            6,967               35,133
- ---------------------------------------------------------------------------------------------------------------
                                                                               (1,500,878)            (550,776)

Cash flows from investing activities:
     Equipment purchases                                                       (2,508,639)          (1,109,522)
     Other assets                                                                (112,690)              -
- ---------------------------------------------------------------------------------------------------------------
                                                                               (2,621,329)          (1,109,522)

Cash flows from financing activities:
     Capital contributions                                                      1,185,000            5,000,000
     Proceeds of capital leases                                                    69,980              556,235
     Capital lease repayments                                                    (223,543)              -
     Accounts payable, IntelCom Group, Inc.                                     1,149,239               -
- ---------------------------------------------------------------------------------------------------------------
                                                                                2,180,676            5,556,235

- ---------------------------------------------------------------------------------------------------------------
Increase (decrease) in cash                                                    (1,941,531)           3,895,937

Cash, beginning of period                                                       3,895,937               -

- ---------------------------------------------------------------------------------------------------------------
Cash, end of period                                                         $   1,954,406        $   3,895,937
===============================================================================================================

See accompanying notes to financial statements.

INTELCOM-GREENSTAR JOINT VENTURE
Notes to Financial Statements
(In U.S. Dollars)

For the year ended September 30, 1994

- --------------------------------------------------------------------------------

1.   SIGNIFICANT ACCOUNTING POLICIES:

     (a) Organization and basis of financial statement presentation:

         By agreement (the "Joint Venture agreement") dated October 9, 1992, with effect commencing September 29, 1992, IntelCom Group, Inc., (formerly Intertel Communications Inc.) and Greenstar Telecommunications Inc., (formerly Greenstar Resources Ltd.) (the "participants") entered into a joint venture. The Joint Venture agreement provides for the design, construction and operation in various urban centres throughout the United States, of fibre optic telecommunications transmission networks (the "networks"). The networks will provide various telecommunications services including alternate access services and other telecommunication services pursuant to the rules and regulations of the Federal Communications Commission of the United States, state public utility commissions, and other regulatory and legislative bodies having appropriate jurisdiction (the "services").

         The Joint Venture participants were each to own a fifty percent (50%) interest, through a nominee corporation, in each network subject to certain conditions, as defined, the most significant of which was the provision of financing by specific dates, as defined. The Joint Venture was to carry out the design and construction of the network and the provision of the services.

         By agreement (the "initial network agreement") dated January 28, 1993, the Participants established the first network in Phoenix, Arizona (the "initial network") in accordance with the terms of the Joint Venture agreement and the initial network agreement. The initial network operates on behalf of the Participants through Phoenix Fiber Access, Inc. (the "nominee Company") with the Joint Venture participants owning one hundred percent (100%) of the issued shares of the nominee Company.

         The initial network agreement stipulates that Greenstar Telecommunications Inc. ("Greenstar") as consideration for its fifty percent (50%) interest in the initial network provide $5,000,000 by the Greenstar Deposit Date, a defined term. Greenstar contributed the $5,000,000 and accordingly earned its equity interest in the Joint Venture.

         IntelCom Group, Inc. ("IntelCom") and Greenstar have agreed that the budgeted costs of the initial network shall not exceed $15,000,000. IntelCom, to earn its fifty percent (50%) interest, shall provide equity or debt financing in an amount up to $10,000,000 by the IntelCom Financing Date, a defined term. The IntelCom Financing Date is January 24, 1994 or as mutually amended by the participants. Effective January 21, 1994, IntelCom advised the Joint Venture, and more specifically, Greenstar, that the required financing pursuant to the agreement had been arranged. IntelCom will provide financing, by cash calls or third party financing, up to $10,000,000, as required by the Joint Venture. Accordingly, IntelCom has earned its interest in the Joint Venture.

         By amending agreement dated July 11, 1994, the Participants' agreed that the Joint Venture will relate solely to the design, construction and operation of the Phoenix Network previously referred to as "the initial network". In addition, IntelCom agreed to contribute $1,185,000 of additional capital to the Joint Venture.

         The financial statements of the Joint Venture include the assets, liabilities, revenues and expenses of the one hundred percent (100%) interest held by the Company as nominee. All significant transactions between the Company and the Joint Venture have been eliminated. The Joint Venture commenced operations during the first quarter of the fiscal year ended September 30, 1994.

     (b) Equipment:

         Equipment is recorded at cost and primarily consists of fiber-optic cable and related equipment used for the transmission of electronic signals to end users. Equipment under capital leases is initially recorded at the present value of minimum lease payments at the inception of the lease.

         Depreciation is provided on the straight-line basis using the following annual rates:

================================================================================

         Fiber-optic transmission system                   15 - 30 years
         Machinery and equipment                                 7 years
         Office furniture and fixtures                       5 - 7 years

================================================================================

         Since initial operations did not commence until the first quarter of the fiscal year ended September 30, 1994, depreciation was not provided in 1993.

     (c) Income taxes:

         No provision has been recorded for income taxes, as any taxable income or loss is reported in the tax returns of the Participants.

     (d) Revenue recognition:

         The Joint Venture provides access services under long-term contracts. The revenue related to the non-cancelable portion of the contract, which is a minimum of one year on a two year or longer contract, is recognized at the inception of the contract and upon activation of service to the subscriber to the extent of direct installation and selling expenses incurred in obtaining the subscriber. Revenue recognized in excess of normal monthly billings during this period is limited to an amount which does not exceed such installation and selling expenses and is recorded as revenue earned, but unbilled in the accompanying financial statements. The balance of the revenue under the contract is recognized ratably over the remaining non-cancelable portion of the contract.


2.   EQUIPMENT:

==============================================================================================================
                                                                                     1994                 1993
- --------------------------------------------------------------------------------------------------------------

                                                          Accumulated            Net book             Net book
                                            Cost         depreciation               value                value
- --------------------------------------------------------------------------------------------------------------
     Fiber-optic transmission
       system                     $    2,268,662       $       38,531       $   2,230,131        $     269,215
     Machinery and
       equipment                         680,096               13,533             666,563              273,976
     Office furniture and
       fixtures                           43,188                3,599              39,589               10,096
     Property under capital leases:
       Machinery and equipment           626,215               75,244             550,971              556,235
- --------------------------------------------------------------------------------------------------------------
                                  $    3,618,161       $      130,907       $   3,487,254        $   1,109,522
==============================================================================================================

3.   CAPITAL LEASE OBLIGATION:

     At September 30, 1994, the Joint Venture is obligated under a capital lease for equipment. The future required payments under the capital lease obligation subsequent to September 30, 1994 are as follows:

===============================================================================
     Year ending September 30
- -------------------------------------------------------------------------------

     1995                                                        $     217,402
     1996                                                              177,416
     1997                                                               18,500
     1998                                                               18,500
     1999                                                               16,958
- -------------------------------------------------------------------------------
                                                                       448,776

     Less portion representing interest (at rates ranging
       from 8.2% to 11.6%)                                             (46,104)
- --------------------------------------------------------------------------------
                                                                       402,672
     Less current portion                                             (190,925)

- --------------------------------------------------------------------------------
                                                                 $     211,747
================================================================================


4.   MANAGEMENT FEE:

     For the period ended September 30, 1993, the Joint Venture paid a management fee to IntelCom in exchange for assistance in the design, development and construction of the fiber-optic transmission network owned by Phoenix Fiber Access, Inc. At September 30, 1993, the amounts to be paid under the agreement had not been finalized between the Participants. By agreement dated July 11, 1994, the Participants agreed on a management fee of $100,000 (basic fee) for each month for the 21 month period from inception of the Joint Venture to September 30, 1994. The management fee is for the provision of personnel, services and facilities and other direct and indirect expenses related to the Joint Venture.

     Commencing October 1, 1994, the Joint Venture will pay $25,000 each month for the remaining term of the Joint Venture. Details of the management fees for each of the periods ended September 30 are as follows:

===============================================================================
                                                     1994                 1993
- -------------------------------------------------------------------------------

     Basic management fee                   $   1,325,000        $     775,000
     Selling, general and administrative
         Personnel                                184,302               43,446
         Other                                    -                     46,148

- -------------------------------------------------------------------------------
                                            $   1,509,302        $     864,594
===============================================================================

5.   RECONCILIATION BETWEEN CANADIAN AND UNITED STATES
         GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

     There are no material differences between Canadian generally accepted accounting principles relating to the determination of net loss with generally accepted accounting principles in the United States.

KPMG

KPMG Peat Marwick Thorne    3000-10104-103 Avenue      Telephone (403) 429-7300
Chartered Accountants       Edmonton Alberta T5J 3VB   Telefax   (403) 429-7379



AUDITORS' REPORT


To the Ventures of IntelCom-Greenstar Joint Venture


We have audited the balance sheet of IntelCom-Greenstar Joint Venture as at September 30, 1993 and the statements of operations and accumulated deficit and changes in financial position from the date of inception on September 29, 1992 to September 30, 1993. These financial statements are the responsibility of the management of the Joint Venture. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Joint Venture as at September 30, 1993 and the results of its operations and the changes in its financial position from the date of inception on September 29, 1992 to September 30, 1993 in accordance with generally accepted accounting principles in Canada.



/S/ KPMG PEAT MARWICK THORNE

Chartered Accountants



Edmonton, Canada

January 12, 1994

January 21, 1994 as to note 4


Member Firm of
Klynveld Peat Marwick Goerdeler

INTELCOM-GREENSTAR JOINT VENTURE
Balance Sheet
(In U.S. Dollars)

September 30, 1993

==============================================================================

Assets

Current assets:
     Cash                                                       $   3,895,937
     Prepaid expenses                                                  91,910
- ------------------------------------------------------------------------------
                                                                    3,987,847

Equipment:
     Fiber-optic transmission system                                  562,331
     Machinery and equipment                                          537,095
     Office furniture and fixtures                                     10,096
- ------------------------------------------------------------------------------
                                                                    1,109,522

- ------------------------------------------------------------------------------
                                                                $   5,097,369
==============================================================================


Liabilities and Venturers' Equity

Current Liabilities:
     Accounts payable                                           $     387,258
     Accrued liabilities                                               35,133
     Current portion of capital lease obligation (note 2)             177,874
- ------------------------------------------------------------------------------
                                                                      600,265
     Capital lease obligation, less current portion (note 2)          378,361
- ------------------------------------------------------------------------------
                                                                      978,626

Venturers' equity:
     Contributed capital                                            5,000,000
     Accumulated deficit                                             (881,257)
- ------------------------------------------------------------------------------
                                                                    4,118,743

Subsequent event (note 4)

- ------------------------------------------------------------------------------
                                                                $   5,097,369
==============================================================================


See accompanying notes to financial statements.

INTELCOM-GREENSTAR JOINT VENTURE
Statement of Operations and Accumulated Deficit
(In U.S. Dollars)

From the date of inception on September 29, 1992 to September 30, 1993

==============================================================================

Expenses:
     Management fee (note 3)                                    $     775,000
     Selling, general and administrative expense                      106,257

- ------------------------------------------------------------------------------
Net loss for the period, being deficit, end of period           $    (881,257)
==============================================================================


See accompanying notes to financial statements.

INTELCOM-GREENSTAR JOINT VENTURE
Statement of Changes in Financial Position
(In U.S. Dollars)

From the date of inception on September 29, 1992 to September 30, 1993

==============================================================================

Cash flows from operating activities:

Operations:
     Net loss for the period                                    $    (881,257)
     Adjustments to reconcile net loss for the period to
       net cash used by operating activities:
         Increase in prepaid expenses                                 (91,910)
         Increase in accounts payable                                 387,258
         Increase in accrued liabilities                               35,133
- ------------------------------------------------------------------------------
     Net cash used by operating activities                           (550,776)

Cash flows from investing activity - acquisition of equipment      (1,109,522)

Cash flows from financing activity    - capital contribution        5,000,000
                                      - capital lease                 556,235

- ------------------------------------------------------------------------------
Net increase in cash                                                3,895,937

Cash, beginning of period                                              -

- ------------------------------------------------------------------------------
Cash, end of period                                             $   3,895,937
==============================================================================


See accompanying notes to financial statements.

INTELCOM-GREENSTAR JOINT VENTURE
Notes to Financial Statements
(In U.S. Dollars)

For the period ended September 30, 1993

- --------------------------------------------------------------------------------


1.   SIGNIFICANT ACCOUNTING POLICIES:

     (a) Organization and basis of financial statement presentation:

         By agreement (the "Joint Venture agreement") dated October 9, 1992, with effect commencing September 29, 1992, IntelCom Group Inc., (formerly Intertel Communications Inc.) and Greenstar Telecommunications Inc., (formerly Greenstar Resources Ltd.) (the "participants") entered into a joint venture. The Joint Venture agreement provides for the design, construction and operation in various urban centres throughout the United States, of fibre optic telecommunications transmission networks (the "networks"). The networks will provide various telecommunications services including alternate access services and other telecommunication services pursuant to the rules and regulations of the Federal Communications Commission of the United States, state public utility commissions, and other regulatory and legislative bodies having appropriate jurisdiction (the "services").

         The Joint Venture will form a separate corporation to carry out the design and construction of the network and the provision of the services. Each participant will own a fifty percent (50%) interest in each network subject to certain conditions, as defined, the most significant of which is the provision of financing by specific dates, as defined.

         By agreement (the "initial network agreement") dated January 28, 1993, the participants established the first network in Phoenix, Arizona (the "initial network") in accordance with the terms of the Joint Venture agreement and the initial network agreement. The initial network operates as Phoenix Fiber Access, Inc. (the "Company") with the Joint Venture owning one hundred percent (100%) of the issued shares of the Company.

         The initial network agreement stipulates that Greenstar Telecommunications Inc. ("Greenstar") as consideration for its fifty percent (50%) interest in the initial network provide $5,000,000 by the Greenstar Deposit Date, a defined term. Greenstar contributed the $5,000,000 and accordingly earned its equity interest in the Joint Venture.

         IntelCom Group Inc. ("IntelCom") and Greenstar have agreed that the budgeted costs of the initial network shall not exceed $15,000,000. IntelCom, to earn its fifty percent (50%) interest, shall provide equity or debt financing in an amount up to $10,000,000 by the IntelCom Financing Date, a defined term. The IntelCom Financing Date is January 24, 1994 or as mutually amended by the participants. Accordingly, as at September 30, 1993, IntelCom had not earned its interest in the Joint Venture. Should IntelCom fail to provide the debt or equity financing by the IntelCom Financing date, and in absence of the participants mutually agreeing to extend the date, then IntelCom's right to its interest may be forfeited to Greenstar.

INTELCOM-GREENSTAR JOINT VENTURE
Notes to Financial Statements
(In U.S. Dollars)

For the period ended September 30, 1993

- --------------------------------------------------------------------------------

1.   SIGNIFICANT ACCOUNTING POLICIES, continued:

     (a) Organization and basis of financial statement presentation, continued:

         The Company has not commenced the provision of the services and as at September 30, 1993 is in the development stage.

         The financial statements of the Joint Venture include the accounts of its one hundred percent (100%) interest in the Company. All significant transactions between the Company and the Joint Venture have been eliminated.

     (b) Equipment:

         Equipment is recorded at cost and primarily consists of fiber-optic cable and related equipment used for the transmission of electronic signals to the end users. As none of the equipment had been placed in service, no depreciation was recorded for the period through September 30, 1993.

     (c) Income taxes:

         No provision has been recorded for income taxes, as any taxable income or loss is reported in the tax returns of the Venturers rather than the Joint Venture.


2.   CAPITAL LEASE OBLIGATION:

     At September 30, 1993, the Joint Venture is obligated under a capital lease for equipment. The future required payments under the capital lease obligation subsequent to September 30, 1993 are as follows:

==============================================================================
     Year ending September 30
- ------------------------------------------------------------------------------

     1994                                                       $     216,984
     1995                                                             216,984
     1996                                                             216,984
- ------------------------------------------------------------------------------
                                                                      650,952

     Less portion representing interest                               (94,717)
- ------------------------------------------------------------------------------
                                                                      556,235

     Less current portion                                            (177,874)

- ------------------------------------------------------------------------------
                                                                $     378,361
==============================================================================

INTELCOM-GREENSTAR JOINT VENTURE
Notes to Financial Statements
(In U.S. Dollars)

For the period ended September 30, 1993

- --------------------------------------------------------------------------------

3.   MANAGEMENT FEE

     The Joint Venture pays a management fee to IntelCom in exchange for assistance in the design, development, construction and operation of the Fiber-optic transmission network owned by Phoenix Fiber Access, Inc. The amounts paid under this arrangement have not been finalized between the participants. A reduction of the amount, if any, has not been determined.



4.   SUBSEQUENT EVENT:

     Effective January 21, 1994, IntelCom advised the Joint Venture, and more specifically Greenstar, that the required financing pursuant to the agreement had been arranged. IntelCom will provide financing by cash calls up to $10,000,000, as required by the Joint Venture.



5.   RECONCILIATION BETWEEN CANADIAN AND UNITED STATES
         GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

     There are no material differences between Canadian generally accepted accounting principles relating to the determination of net loss with generally accepted accounting principles in the United States.

                          GST TELECOMMUNICATIONS, INC.


                      ------------------------------------



                                    EXHIBITS


                                   FILED WITH


                                THE ANNUAL REPORT


                                  ON FORM 20-F


                                    UNDER THE


                         SECURITIES EXCHANGE ACT OF 1934

                                  EXHIBIT INDEX

      Exhibit
        No.                                                                Page
      -------                                                              -----


        1.1           Bylaws of the Registrant, as amended to
                      date.

        1.2 Amended and Restated Credit Agreement dated as of April 26, 1995, by and between GST
                      Pacific Lightwave, Inc. and Tomen America
                      Inc.

        1.3 Restated and Amended Shareholder Agreement, effective as of June 21, 1994, restated and amended as of June 1, 1995, by and among the Registrant, GST USA, Inc., Pacwest Network L.L.C., John Warta, Clifford V. Sander and GST Telecom Inc.

        2.1           Stock Purchase Agreement dated as of May 1,
                      1995, by and between GST Net, Inc. and
                      Stanley M. Nolte.

        2.2           Placement Agreement dated December 14,
                      1995, by and among the Registrant, GST USA, Inc., the Specified Subsidiaries named therein and Morgan Stanley and Co.
                      Incorporated.

        2.3           Senior Notes Indenture dated as of December
                      19, 1995, by and among GST USA, Inc., the Registrant and United States Trust Registrant of New York.

        2.4           Convertible Notes Indenture dated as of
                      December 19, 1995, by and among the
                      Registrant, GST USA, Inc. and United States
                      Trust Registrant of New York.

        2.5 Senior Notes Registration Rights Agreement dated December 19, 1995, by and among GST USA, Inc., the Registrant, the Specified Subsidiaries named therein and Morgan Stanley & Co. Incorporated.

        2.6 Convertible Notes Registration Rights Agreement dated December 19, 1995, by and among GST USA, Inc., the Registrant, the Specified Subsidiaries named therein and Morgan Stanley & Co. Incorporated.

       *2.7           Consent of KPMG Peat Marwick LLP.

       *2.8           Consent of KPMG Peat Marwick Thorne.

       *2.9           Consent of KPMG Peat Marwick Thorne.


*  Filed herewith.

                                                                     Exhibit 2.7

                          Independent Auditors' Consent




The Board of Directors
GST Telecommunications, Inc.:


We consent to incorporation by reference in the Registration Statements (No. 33-94072, 33-95324, 33-97096 and 333-1538) on Forms S-8 and F-3 of GST
Telecommunications, Inc. of our report dated November 17, 1995 except for note 12(b) and (c) which are as of December 19, 1995 and November 20, 1995, respectively, relating to the consolidated balance sheet of GST Telecommunications, Inc. as of September 30, 1995, and the related consolidated statements of operations and accumulated deficit, and cash flows for the year ended September 30, 1995, which report appears in September 30, 1995 annual report on Form 20-F of GST Telecommunications, Inc.


                                        /S/ KPMG PEAT MARWICK LLP


Portland, Oregon
May 6, 1996

                                                                     Exhibit 2.8
KPMG

KPMG PEAT MARWICK THORNE                                Telephone (604) 691-3000
CHARTERED ACCOUNTANTS                                   Telefax   (604) 691-3031

                         Box 10426, 777 Dunsmuir Street
                             Vancouver, BC V7Y 1K3
                                     CANADA



ACCOUNTANTS' CONSENT


To the Directors of
GST Telecommunications, Inc.
(formerly Greenstar Telecommunications Inc.)


We consent to the incorporation by reference in the registration statements on Form F-3 and Form S8 (#33-95324, #33-97096, #333-1538 and #33-94072,
respectively) of GST Telecommunications, Inc. (formerly Greenstar Telecommunications Inc.) of our report dated December 8, 1994, relating to the consolidated balance sheets of GST Telecommunications, Inc. as of September 30, 1994 and August 31, 1993 and the related consolidated statements of operations and deficit and changes in cash flows for the thirteen months ended September 30, 1994 and for the years ended August 31, 1993 and 1992, which report appears in the September 30, 1995 annual report on Form 20-F of GST Telecommunications, Inc.


/S/ KPMG PEAT MARWICK THORNE

Chartered Accountants
Vancouver, Canada
May 6, 1996



Member Firm of
Klynveld Peat Marwick Goerdeler

                                                                     Exhibit 2.9
KPMG

KPMG PEAT MARWICK THORNE                                Telephone (403) 429-7300
CHARTERED ACCOUNTANTS                                   Telefax   (403) 429-7379

                              3000-10104-103 Avenue
                            Edmonton Alberta T5J 3V8
                                     CANADA


                          Independent Auditors' Consent


The Board of Directors
GST Telecommunications, Inc.:

We consent to incorporation by reference in the Registration Statements (No. 33-94072, 33-95324, 33-97096 and 333-1538) on Forms S-8 and F-3 of GST
Telecommunications, Inc. of our reports dated November 11, 1994 and January 12, 1994 except for note 4 which is as of January 21, 1994, relating to the balance sheets of IntelCom- Greenstar Joint Venture as of September 30, 1994 and 1993, respectively and the related statements of operations and participants' equity, and financial position for the years ended September 30, 1994 and 1993, respectively, which reports appear in the September 30, 1995 annual report on Form 20-F of GST Telecommunications, Inc.


/S/ KPMG PEAT MARWICK THORNE

Edmonton, Alberta
May 6, 1996



Member Firm of
Klynveld Peat Marwick Goerdeler