Form 20-F/A
period 1995-09-30
GST TELECOMMUNICATIONS INC
filed 1996-05-13
CIK 911522

SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  FORM 20-F/A-3

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

         (vi)       Auditor's Report

         (vii)      Balance Sheet at September 30, 1993

         (viii) Statement of Operations and Accumulated Deficit from the date of inception on September 29, 1992 to September 30, 1993

         (ix) Statement of Changes in Financial Position from the date of inception on September 29, 1992 to September 30, 1993

         (x)        Notes to Financial Statements

         UNAUDITED FINANCIAL STATEMENTS OF INTELCOM-GREENSTAR JOINT
         VENTURE

         (i) Balance Sheet at September 30, 1995, with comparative figures for 1994

         (ii)       Statement of Operations for the year ended
                    September 30, 1995, with comparative figures for 1994

         (iii) Statement of Changes in Financial Position for the year ended September 30, 1995, with comparative figures for 1994

         (iv)       Notes to Financial Statements


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

    *2.8            Consent of KPMG Peat Marwick Thorne.

    *2.9            Consent of KPMG Peat Marwick Thorne.


- -----------------
* Filed herewith

         See Item 18 "Financial Statements" for list of the Registrant's Financial Statements filed herewith.

                                   SIGNATURES

         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing this Form 20-F/A-3 and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                        GST TELECOMMUNICATIONS, INC.
                                        ----------------------------
                                            (Registrant)


                                        /s/ Robert H. Hanson
                                        --------------------
                                             (Signature)


Date: May 13, 1996                              Robert H. Hanson
                                        -------------------------
                                             Chief Financial Officer

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

Notes to Financial Statements...........................................F-49

UNAUDITED FINANCIAL STATEMENTS OF INTELCOM-GREENSTAR JOINT VENTURE

Balance Sheet at September 30, 1995, with comparative figures for 1994..F-52

Statement of Operations for the year ended September 30, 1995, with comparative figures for 1994.......................................F-53

Statement of Changes in Financial Position for the year ended
September 30, 1995, with comparative figures for 1994...................F-54

Notes to Financial Statements...........................................F-55

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

INTELCOM-GREENSTAR JOINT VENTURE
Balance Sheet
(In U.S. Dollars)
Unaudited
September 30, 1995, with comparative figures for 1994

================================================================================

                                                                                     1995                 1994
- -------------------------------------------------------------------------------------------------------------------
ASSETS

Current assets:
     Cash                                                                   $   1,637,119        $   1,954,406
     Accounts receivable, less allowance of $9,220                                204,930               -
     Revenue earned, but unbilled                                                 164,229               73,314
     Prepaid expenses                                                              -                    16,561
- -------------------------------------------------------------------------------------------------------------------
                                                                                2,006,278            2,044,281

Capital assets (note 2)                                                         5,927,394            3,618,161
Less accumulated depreciation                                                    (411,328)            (130,907)
- -------------------------------------------------------------------------------------------------------------------
                                                                                5,516,066            3,487,254

Other:
     Construction in progress, at cost                                          2,734,994               98,213
     Deposits and franchise costs                                                  14,790               14,477

- -------------------------------------------------------------------------------------------------------------------
                                                                            $  10,272,128        $   5,644,225
===================================================================================================================


LIABILITIES AND PARTICIPANTS' EQUITY

Current liabilities:
     Accounts payable:
         Trade                                                              $     442,337        $     726,934
         Other IntelCom Group, Inc., non-interest
           bearing and without fixed terms of
           repayment                                                              446,322            1,149,239
     Accrued liabilities                                                          258,286               42,100
     Current portion of capital lease obligations (note 3)                        306,122              190,925
- -------------------------------------------------------------------------------------------------------------------
                                                                                1,453,067            2,109,198
     Capital lease obligations (note 3)                                            96,237              211,747
     Note payable (note 4)                                                      6,882,285               -
- -------------------------------------------------------------------------------------------------------------------
                                                                                8,431,589            2,320,945

Participants' equity:
     Contributed capital                                                        6,185,000            6,185,000
     Accumulated deficit                                                       (4,344,461)          (2,861,720)
- -------------------------------------------------------------------------------------------------------------------
                                                                                1,840,539            3,323,280

- -------------------------------------------------------------------------------------------------------------------
                                                                            $  10,272,128        $   5,644,225
===================================================================================================================

See accompanying notes to financial statements.

INTELCOM-GREENSTAR JOINT VENTURE
Statement of Operations
(In U.S. Dollars)
Unaudited
Year ended September 30, 1995, with comparative figures for 1994

================================================================================

                                                                                     1995                 1994
- -------------------------------------------------------------------------------------------------------------------
Revenue                                                                     $     679,289        $     111,398

Cost of sales                                                                     611,318              108,689

- -------------------------------------------------------------------------------------------------------------------
Gross margin                                                                       67,971                2,709

Expenses:
     Management fee (note 5)                                                      300,000            1,325,000
     Selling, general and administrative                                          560,764              329,396
     Depreciation                                                                 280,474              130,907

     Interest and finance charges:
         Capital leases                                                           197,693               47,420
         Note payable                                                             142,167               -
         Other                                                                     27,500                8,372
- -------------------------------------------------------------------------------------------------------------------
                                                                                1,508,598            1,841,095

Other expense net (note 5)                                                         42,114              142,077

- -------------------------------------------------------------------------------------------------------------------
Loss for the year                                                           $  (1,482,741)       $  (1,980,463)
===================================================================================================================


Allocated to:
     IntelCom Group, Inc.                                                   $    (741,371)       $    (990,231)
     GST Telecommunications, Inc.                                                (741,370)            (990,232)

- -------------------------------------------------------------------------------------------------------------------
                                                                            $  (1,482,741)       $  (1,980,463)
===================================================================================================================

Statement of Participants' Equity
(In U.S. Dollars)
Unaudited
Year ended September 30, 1995, with comparative figures for 1994

================================================================================

                                         IntelCom                      GST
                                           Group,      Telecommunications,
                                             Inc.                     Inc.             1995               1994
- -------------------------------------------------------------------------------------------------------------------
Balance, beginning of year        $      (245,860)         $     3,569,140   $    3,323,280      $   4,118,743

Contributions                              -                        -                -               1,185,000

- -------------------------------------------------------------------------------------------------------------------
                                         (245,860)               3,569,140        3,323,280          5,303,743

Loss for the year                        (741,371)                (741,370)      (1,482,741)        (1,980,463)

- -------------------------------------------------------------------------------------------------------------------
Balance, end of year              $      (987,231)          $    2,827,770   $    1,840,539      $   3,323,280
===================================================================================================================

See accompanying notes to financial statements.

INTELCOM-GREENSTAR JOINT VENTURE
Statement of Changes in Financial Position
(In U.S. Dollars)
Unaudited
Year ended September 30, 1995, with comparative figures for 1994

================================================================================

                                                                                     1995                 1994
- -------------------------------------------------------------------------------------------------------------------
Cash provided by (used in):

Cash flows from operating activities:
     Loss for the year                                                      $  (1,482,741)       $  (1,980,463)
     Depreciation                                                                 280,474              130,907
     Adjustments to reconcile loss for the year to net cash used by operating activities:
         Accounts receivable                                                     (204,930)              -
         Revenue earned, but unbilled                                             (90,915)             (73,314)
         Prepaid expenses                                                          16,561               75,349
         Accounts payable, trade                                                 (284,597)             339,676
         Accrued liabilities                                                      216,186                6,967
- -------------------------------------------------------------------------------------------------------------------
                                                                               (1,549,962)          (1,500,878)

Cash flows from investing activities:
     Equipment purchases                                                       (4,946,067)          (2,508,639)
     Other assets                                                                    (313)            (112,690)
- -------------------------------------------------------------------------------------------------------------------
                                                                               (4,946,380)          (2,621,329)

Cash flows from financing activities:
     Capital contributions                                                         -                 1,185,000
     Proceeds of capital leases                                                    75,051               69,980
     Capital lease repayments                                                     (75,364)            (223,543)
     Intelcom Group Inc.:
         Account payable                                                         (702,917)           1,149,239
         Note payable                                                           6,882,285               -
- -------------------------------------------------------------------------------------------------------------------
                                                                                6,179,055            2,180,676

- -------------------------------------------------------------------------------------------------------------------
Increase (decrease) in cash                                                      (317,287)          (1,941,531)

Cash, beginning of year                                                         1,954,406            3,895,937

- -------------------------------------------------------------------------------------------------------------------
Cash, end of year                                                           $   1,637,119        $   1,954,406
===================================================================================================================

See accompanying notes to financial statements.

INTELCOM-GREENSTAR JOINT VENTURE
Notes to Financial Statements
(In U.S. Dollars)
Unaudited
For the year ended September 30, 1995

================================================================================

1.   Significant accounting policies:

     (a) Organization and basis of financial statement presentation:

         By agreement (the "Joint Venture agreement") dated October 9, 1992, with effect commencing September 29, 1992, IntelCom Group, Inc., (formerly Intertel Communications Inc.) and GST Telecommunications Inc., (formerly Greenstar Resources Ltd. and Greenstar Telecommunications Inc.) (the "participants") entered into a joint venture. The Joint Venture agreement provides for the design, construction and operation in various urban centres throughout the United States, of fibre optic telecommunications transmission networks (the "networks"). The networks will provide various telecommunications services including alternate access services and other telecommunication services pursuant to the rules and regulations of the Federal Communications Commission of the United States, state public utility commissions, and other regulatory and legislative bodies having appropriate jurisdiction (the "services").

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

INTELCOM-GREENSTAR JOINT VENTURE
Notes to Financial Statements, continued
(In U.S. Dollars)
Unaudited
For the year ended September 30, 1995

================================================================================

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

         Depreciation is provided on the straight-line basis using the following annual rates:

         ======================================================================

         Fiber-optic transmission system                         15 - 30 years
         Machinery and equipment                                       7 years
         Office furniture and fixtures                             5 - 7 years
         Switch equipment                                             30 years
         Fiber-optic equipment                                        15 years

         ======================================================================


     (c) Income taxes:

         No provision has been recorded for income taxes, as any taxable income or loss is reported in the tax returns of the Participants.

INTELCOM-GREENSTAR JOINT VENTURE
Notes to Financial Statements, continued
(In U.S. Dollars)
Unaudited
For the year ended September 30, 1995

================================================================================

1.   Significant accounting policies, continued:

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


2.   Capital assets:

===================================================================================================================
                                                                                     1995                 1994
- -------------------------------------------------------------------------------------------------------------------

                                                          Accumulated            Net book             Net book
                                            Cost         depreciation               value                value
- -------------------------------------------------------------------------------------------------------------------
     Fiber-optic transmission
       system                     $    3,246,723       $      123,358       $   3,123,365        $   2,230,131
     Machinery and
       equipment                         573,063              157,110             415,953              666,563
     Office furniture and
       fixtures                          109,610               17,818              91,792               39,589
     Switch equipment                    259,712                  784             258,928               -
     Fiber-optic equipment             1,738,286              112,258           1,626,028              550,971
- -------------------------------------------------------------------------------------------------------------------
                                       5,927,394              411,328           5,516,066            3,487,254

     Construction in progress          2,734,994               -                2,734,994               98,213

- -------------------------------------------------------------------------------------------------------------------
                                  $    8,662,388       $      411,328       $   8,251,060        $   3,585,467
===================================================================================================================

     Capital assets include equipment under capital leases at cost of $701,000 (1994 - $626,000).

INTELCOM-GREENSTAR JOINT VENTURE
Notes to Financial Statements, continued
(In U.S. Dollars)
Unaudited
For the year ended September 30, 1995

================================================================================

3.   Capital lease obligation:

     At September 30, 1995, the Joint Venture is obligated under a capital lease for equipment. The future required payments under the capital lease obligation subsequent to September 30, 1995 are as follows:

     ===========================================================================
     Year ending September 30
     ---------------------------------------------------------------------------

     1996                                                     $     362,679
     1997                                                            41,779
     1998                                                            39,737
     1999                                                            36,065
     ---------------------------------------------------------------------------
                                                                    480,260

     Less portion representing interest (at rates ranging
       from 8.2% to 11.6%)                                           77,902
     ---------------------------------------------------------------------------
                                                                    402,358

     Less current portion                                           306,122

     ---------------------------------------------------------------------------
                                                              $      96,236
     ===========================================================================


4.   Note payable:

     The note payable is non-interest bearing and without fixed terms of repayment except for approximately $2.3 million that bears interest at 8%. Since the note holder does not intend to demand payment within one year the note has been classified as long-term.

INTELCOM-GREENSTAR JOINT VENTURE
Notes to Financial Statements, continued
(In U.S. Dollars)
Unaudited
For the year ended September 30, 1995

================================================================================

5.   Related party transactions:

     By agreement dated July 11, 1994, the Participants agreed on a management fee of $100,000 (basic fee) for each month for the 21 month period from inception of the Joint Venture to September 30, 1995. The management fee is for the provision of personnel, services and facilities and other direct and indirect expenses related to the Joint Venture.

     Commencing October 1, 1994, the Joint Venture will pay $25,000 each month for the remaining term of the Joint Venture. Details of the management fees for each of the periods ended September 30 are as follows:

     ===========================================================================
                                                      1995               1994
     ---------------------------------------------------------------------------

     Basic management fee                    $     300,000        $   1,325,000
     Selling, general and administrative:
         Personnel                                  62,000              184,302
         Other                                     142,167               -

     ---------------------------------------------------------------------------
                                             $     504,167        $   1,509,302
     ===========================================================================


6.   Reconciliation between Canadian and United States
         Generally Accepted Accounting Principles

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


Portland, Oregon
May 13, 1996

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


/S/ KPMG PEAT MARWICK THORNE

Chartered Accountants
Vancouver, Canada
May 13, 1996



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


/S/ KPMG PEAT MARWICK THORNE

Edmonton, Alberta
May 13, 1996



Member Firm of
Klynveld Peat Marwick Goerdeler